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                        EVALUATING MERGERS IN THE ELECTRIC AND

                                NATURAL GAS INDUSTRIES



                                          BY

                         ARTHUR ANDERSEN ECONOMIC CONSULTING



                             CHARLES J. CICCHETTI, PH.D.

                                    COLIN M. LONG



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EXECUTIVE SUMMARY

Competition is driving the nation's electric utilities to pursue two strategies:
1) consolidate or merge; and 2) process redesign or re-engineer. Monroe has hired Arthur Andersen Economic Consulting (AAEC) to evaluate and analyze strategic options based on these two strategies.

The Company could merge, concentrate on process redesign/cost cutting, or do both, either at the same time or in tandem. If the in tandem option is selected, either strategy could take place first, I.E., merge and then re-engineer, or vice versa. These various alternatives have been analyzed both economically and strategically. The good news is that there do not appear to be any bad choices. There is, however, a fair degree of mutual exclusivity which requires the Board to make some specific decisions about merger selection and the priority and timing of process redesign VIS A VIS merging.

There are differences in the numbers or underlying financial factors associated with the various choices. Nevertheless, one principal conclusion is that strategic and qualitative differences are more important than the numbers attached to each choice. There are three reasons for this conclusion.

1) The quantitative analyses were performed using publicly-available data and various industry-wide benchmarking statistics. These data are good enough


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    to screen out bad choices, identify good ones and reasonably, but not definitively, rank alternatives.

2) There is simply no bad alternative in the options AAEC has been asked by the Board Liaison Committee to analyze. There is a degree of uncertainty in the specific deals or options that might be pursued, as well as some uncertainty related to how regulators and the market might react to specific options. Accordingly, the economic and financial data cannot be exclusively relied upon to choose without considering an array of qualitative factors and differences. This introduces an element of subjectivity into the analysis.
3) Strategy and vision matter. They are not simply tie-breakers. Strategy and vision represent important differences for your employees, communities, customers, regulators, the market and shareholders. Relative success in economic terms will undoubtedly be affected by the marriage of the financial and strategic aspects of each choice.

In the AAEC analysis, four merger alternatives are compared using both economic and strategic factors. A similar analysis of the so-called standalone option is also performed. The standalone case is based upon deferring all mergers until the cost savings related to process redesign are either achieved or significantly underway.


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The data for merger savings were prepared in a manner consistent with all other utility mergers and FERC filing requirements. Specifically, the savings are stated in nominal annual savings (with a specified inflation escalator) for ten years. This presentation format is not how economists and financial analysts would normally state the results because there is no attempt to discount future values to present value terms. More important, there is also no attempt to identify how regulators might actually split the savings between shareholders and ratepayers. We address these matters now.

We repeat:  NUMBERS DO NOT TELL THE WHOLE STORY!

OPTION 1

Although the numbers do not tell everything, they do suggest that a "three-way" merger between Monroe, Washington and Amber has the potential to yield the most economic synergy. The ten-year undiscounted synergy estimate for this case is about $670 million with about $325 million in the categories most likely to be claimed by shareholders: Labor, Administrative and General (A&G) and Operations and Maintenance (O&M).


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OPTIONS 2 AND 3

Two-way mergers between Monroe and Washington or between Monroe and Lincoln are fairly close from an economic synergy perspective. We estimate them to yield, respectively, $502 million and $442 million in nominal undiscounted synergy savings. The Lincoln merger represents a merger with a larger two-way partner. This would normally provide a greater opportunity for synergy. However, this potential advantage is effectively offset by the fact that Lincoln is in the midst of completing a major merger, which will squeeze a significant amount out of what could have been achieved by Monroe merging with Lincoln if Lincoln had been previously formed some time ago.

A major synergy difference for these somewhat equivalent savings represents a major advantage for Washington. About half the synergy savings, $253 million in the Washington case, come from the categories most likely to be claimed by shareholders, I.E., labor, A&G and O&M. The comparable synergy savings for the Monroe/Lincoln case are about $137 million. Using other mergers as a guide, each dollar saved in these categories might reasonably be expected to be split 50/50 between shareholders and ratepayers. This means that this approximate $120 million difference over ten years equates to about a $12 million per-year difference in pre-tax earnings for the Washington/Monroe merger as compared to Lincoln/Monroe.


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OPTION 4

The fourth merger option is Monroe and Indigo. This merger would most likely achieve less system integration benefits because the Indigo system is geographically dispersed. Indigo is also different than the other utilities because it has disproportionately more natural gas than electricity. This makes Indigo a mirror image of the other utilities analyzed. This difference would also contribute to reduced synergy benefits.

Notwithstanding the difference between Indigo and the others, we based the Indigo synergy analysis on assumptions which tended to at least partially ignore some of these differences. We did this to avoid any bias against Indigo and to be consistent. The result is that Indigo savings are less conservative.

The Indigo ten-year nominal undiscounted synergy savings are estimated to be about $355 million. However, this savings gap which puts Indigo in last place is minimized when savings in the categories most likely to be claimed by shareholders are examined. In this comparison, Indigo actually moves ahead of Lincoln with savings in Labor, A&G and O&M, estimated to be about $213 million. This conclusion needs to be somewhat discounted by the fact that adopting consistency in analyzing Indigo savings caused the savings to be increased relative to the more conservative position we took in the other categories.


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Nevertheless, in all cases, each merger represents opportunities for increasing earnings per share.

STRATEGIC CONSIDERATIONS

[REDACTED LANGUAGE]

The real issue in the merger option comparison comes down to a choice between the Washington and Indigo strategies. We did not seek to find differences when there are no material distinctions. We emphasize this approach because, although we perceive differences in the two company's intermediate strategic positioning, we tend to think that Washington and Indigo's long-term strategies may not be quite so different. This would mean that the differences may have more to do with the "means" than the "ends."

However, this difference we find is not without significance for current shareholders, employees and current customers. But this puts us ahead of ourselves. Stepping back, some of the strategic differences between Washington and Indigo can be explained by noting that Washington seems to have a customer focus, while Indigo seems to have a commodity focus. In ten years this distinction may have less meaning than it does today.


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Another difference is that Washington expects, at least for the intermediate term, to be as much a manufacturer (producer) as a merchant (marketer). Indigo seems much more ready to become a "branded" energy merchant, I.E., buying and re-selling electricity and natural gas. While noting this difference, we concede: (1) that Washington has been an industry leader in diversifying into energy and pollution rights marketing; and (2) that Indigo has not sold off its generation assets; we nevertheless think this is an important distinction.

Accepting these distinctions means you might assign different values to the Washington and Indigo options. A Washington/Monroe/Amber regional consolidation and system integration should be valued if you think the next decade will still be dominated by traditional entities; albeit ones that meet competition aggressively. An Indigo/Monroe merger should be valued if you think it is important to form complements (in a gas/electric mix sense), for the purpose of gaining, at least partially, Indigo's vision of achieving a national market share through a brand-name strategy.

In a regional consolidation, vertically-integrated systems are combined to consolidate a customer base, reduce costs and to prepare to meet the competition. Production continues to be emphasized as the regional consolidation attempts to capture the value of existing fixed-generation and transmission assets. This favors Washington.


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A merchant/commodity consolidation means that price reductions for standardized products are emphasized as premium products for niche markets and services are identified and brought into the market. Production and current fixed assets are de-emphasized. This favors Indigo.

These are differences which matter in several ways. First, the Board, management and employees are likely to find that the more traditional utility approach of Washington as it responds to the urgency of competition is more familiar and more similar than the Indigo strategy. Second, there may be some who like the end-game of competition and see little reason to delay getting there. These confident souls probably think Indigo sees the future relatively clearly and prefer this strategy because it is based more certainly on this competitive future.

No analyst is equipped with sufficient knowledge and experience to make this choice for Monroe. But, this choice is exactly what the Monroe Board has before it. We find these distinctions real and the choice has strategic significance. One factor not yet mentioned might help make the choice. Strategy can only be
made from scratch in a business school classroom.   In the real business world
with shareholders, assets and employees, strategy needs to reflect the starting point, as well as the destination. Washington's strategic positioning matches up nicely with Monroe. This fact alone will suffice for some.


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For others, Indigo's vision seems clearer.  Indigo may even be right.  Much can be gained by being early to the new game. And, much could be lost. For those that prefer caution in the face of uncertainty, there is nothing that would seem to preclude pursuing both a strong regional utility consolidation, especially one with a proven record of innovation, process redesign and diversification, and then adopting the Indigo-type strategy sooner, just not so soon, rather than later.

THE STANDALONE OPTION

A different set of strategic issues are related to what might be called the standalone strategy where mergers are deferred until Monroe's process redesign efforts are completed or at least largely underway. Put positively, the standalone alternative would yield ten-year undiscounted nominal dollar savings of about $582 million. This would put standalone savings at levels second only to a Washington/Monroe/Amber three-way merger. Even more importantly, the standalone or process redesign initiative would yield about $432 million in the labor, A&G and O&M categories, with about $351 million in labor savings alone.

There are certain differences in how the projected savings were calculated for the mergers and the process redesign which tend to make such comparisons misleading. First and foremost, the process redesign projections are quite aggressive. The opposite is true for the merger savings, which are intentionally quite conservative. This can be best illustrated by considering labor savings.


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The process redesign contemplates eliminating 400 positions, approximately 14.5%
of Monroe's total workforce. By contrast, the merger analysis takes, at most, 5% of the COMBINED workforce. Additionally, before combining the workforces, we eliminated from Monroe's workforce the 400 positions slated to be eliminated by process redesign, 650 nuclear employees and 200 employees associated with non-utility operations. Had the merger analysis projected savings using the same aggressive 14.5% workforce reduction assumption utilized in the process redesign, savings for the labor category would have increased dramatically. For example, even after eliminating the 1,250 positions referenced above, Washington's and Monroe's projected labor savings would have increased from $140 million to approximately $263 million.

Two conclusions need to be emphasized. First, we repeat it's not just numbers. Second, standalone and merger options are not fundamentally mutually exclusive. Since the merger and restructuring options are not mutually exclusive, this important difference in estimation criteria should NOT matter. To the extent that standalone and merger operations are viewed as alternatives, this difference is basic and assumptions would need to be reconciled. As a general matter, most of the mergers' savings would just about double or even triple if they were based upon the data derived from the upper quartile savings for the various mergers in the data base used for this report.


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It is also correct that the timing of the two strategies must be analyzed carefully. It is just as true, however, that competition is forcing every U.S. utility to pursue both the merger and process redesign strategies. Monroe would be virtually alone if it chose one over the other. It is simply unnecessary to place all your strategic eggs in one basket.

The most important thought to remember is that the process redesign and merger savings are NOT mutually exclusive. In certain circumstances, the savings categories are similar in both process redesign and mergers. Thus, it can be difficult to distinguish, when process redesign and a merger are proceeding simultaneously, whether it is the process redesign or the merger synergy which is driving the savings. There will likely be some overlap. Nevertheless, most of the savings attributable to both the process redesign and the merger savings should be recoverable. There are, however, some pros and cons to putting process redesign first. We repeat what we say in the main study.

Both process redesign and merging can create a difficult and stressful transition for management and employees alike. It can be argued that to do both simultaneously would introduce unmanageable uncertainty into the workplace. Thus, it may be more efficient, from a personnel standpoint, to take each activity in turn. This would allow management to concentrate on the process redesign. Different merger candidates could have varying affects on the employer angst associated with change from either process redesign or merger. For example, a


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merger with Washington or Lincoln may offer some comfort to employees because the core, traditional utility business would remain unchanged. On the other hand, a merger with Indigo could leave Monroe as the flagship utility, firmly anchored in its community. Removing uncertainties associated with relocation, retraining or job loss might reduce employee stress.

Further, the primary benefit to completing process redesign is to drive up earnings per share so as to create a more valuable entity by enhancing earnings prior to merging. This would increase your shareholders' value. This benefit depends upon regulators allowing shareholders to keep at least some of the savings created by the process redesign. It is conceivable that more process redesign savings can be kept by shareholders under a voluntary no rate case strategy if there is no concomitant merger. Thus, by completing your process redesign before merger, stress is reduced in the workplace, management can better focus on the process redesign and you can potentially increase Monroe's value in the market, giving Monroe more value in a future merger.

There are, however, risks involved in waiting until the completion of the process redesign. FIRST, the regulatory plan for a standalone plan is riskier than it is for a merger. Thus, it could be more difficult to retain the savings attained in the process redesign than it will be to retain the savings in a merger, unless the voluntary rate case strategy works better for process redesign. Increasing share value is dependent on regulators allowing shareholders to retain some


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significant proportion of these savings.  Unless regulators allow shareholders to keep the savings, any potential growth in market value will be, for the most part, illusory. Additionally, with a simultaneous merger some process redesign savings could be rolled into the merger savings. This would increase the likelihood that regulators would allow shareholders to keep more of these savings because mergers immediately flow some synergy savings to ratepayers. This fact encourages regulators to approve a reasonable ratepayer/shareholder sharing plan. At the very least, you need to know this is the prevailing strategy driving several recent mergers.

SECOND, both competition and the potential risk of stranded cost recovery loom on the horizon. Although stranded cost estimates are subject to debate, it is clear that Washington has no stranded costs while Monroe and the other merger candidates all have some stranded costs. If shareholders are held responsible for stranded costs (or substantial portions of stranded costs) utility market value will go down. Thus, the growth of market value engendered by process redesign could be undermined if regulators are unable to follow through on their promises to allow utilities to recover their stranded costs. And, competition could cause further market value loss. If you believe that this is what the future holds, waiting will cause your market value to erode, reducing your ability to complete a merger. Some of your potential merger partners could fair better. Others could fair worse. The relative effects will establish the role you may play in any future merger.


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THIRD, waiting exposes you to the threat of a hostile take-over attempt.  This may be especially true if process redesign has created enhanced value which the market has not yet recognized. Needless to say, this would severely affect your ability to control Monroe's destiny.

FOURTH, the most attractive potential merger partners may not be available if merger is delayed. Increasingly, the STATUS QUO is being abandoned. Options most likely will be fewer and control over your destiny could be reduced. If you wait, there are no guarantees that your opportunities will wait for you.

FIFTH, process redesign benefits can be gained through a merger. For example, if a merger partner is also undergoing process redesign, Monroe would share in those savings. Likewise, if the merger candidate had not started process redesign effects, Monroe could benefit from applying its process redesign efforts to this fatted calf. Finally, if the merger candidate had completed its merger redesign efforts, Monroe might be able to leverage off the merger candidate's knowledge. Additionally, costs associated with process redesign (for example new information systems) might be saved if the merger candidate, in its process redesign, had implemented a change which could be used by Monroe.

There is no certain answer to the merits of these pro and con arguments. The only unambiguous case would be to make Monroe's process redesign part of


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any argument to establish an improved exchange value, if Monroe decides to merge at this time. Such an outcome would be a way for Monroe shareholders to attempt to gain the benefits of both alternatives. It would also most likely improve the regulatory chances for the shareholders to gain a somewhat larger share of the gains because ratepayers would also share in the synergy gains.

SHAREHOLDER VALUE AND CHOICES

Mergers are all about improving earnings in the near and intermediate term and finding a partner that shares one's longer run strategic view and for which there is a reasonable chance of market acceptance. Shareholders buy stock because they want to earn dividends and receive the benefit of any price appreciation in their shares. In a merger there are five sources of shareholder value creation. These are:

1) The premium paid, if any, by one company to the other at the commencement of the merger. Typically, this premium is "paid" in terms of a company's ownership interest in the new merged company relative to its current market value.

2) A second source of shareholder value comes from the market's acceptance (or rejection) of the premium paid and/or the strategic and management synergy created (or diluted). This second "kick" forward or "slide" back comes from the manner in which the market treats the companies' combined


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    P/E ratios.  For example, mergers may bring together, (as in the case of
    Washington and Monroe), two somewhat similarly sized and performing utilities where one company has a significantly higher P/E ratio. To the extent the merger pulls up the resulting P/E ratio, both groups of pre-existing shareholders would gain, and vice versa.

3) Mergers are about reducing costs, selling more and avoiding capital outlays. Some of these gains are passed on to shareholders in the merger's regulatory plan. These savings are taxed and the remainder increases earnings per share. Coupled with the P/E ratio assigned by the market, these shareholder savings increase the merged company's share price. (Similar effects could come from process redesign efforts.)

4) Mergers are long-term commitments. Matching strategic purposes and finding compatible partners is also about long-term earnings growth potential. The market will set a reward or penalty based upon which strategic alliances make sense and which do not. Short- and long-term P/E ratios are a reasonable indication of how a merger is valued by the market.

5) Dividends are also a source of value for shareholders. Mergers are often evaluated, in part, based upon the agreement reached concerning expected dividends, payout philosophy and market acceptance of the reasonableness of the above.


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Mergers are also about intangibles such as management succession, board representation, employee acceptance and social consequences. These matters can directly influence market acceptance and, therefore, P/E ratios. They can also affect the likelihood of achieving any synergy savings, as well as what proportion regulators might approve for shareholders.

This Board needs to sort out the financial and strategic virtues of the merger choices. Secondly, the Board needs to determine whether it should "wait" to merge while pursuing process redesign; or, alternatively, get on with a merger so it can do what most utility companies are attempting to do simultaneously: seek to merge and to pursue process redesign.


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INTRODUCTION

Arthur Andersen Economic Consulting ("AAEC") prepared this report at the request of the Board Liason Committee. There were several initial assignments which the Board Liason Committee gave to AAEC. These included: (1) report on the changes affecting the electric industry; (2) discuss the strategic considerations and options for utilities in this changing industry and review what other utilities are doing; (3) evaluate four potential merger candidates and Monroe; and report to the full Board at its meeting on August 30, 1995. After the Board Meeting, the Board expanded AAEC's assignment to include the following: (1) converting the oral presentation into a written report by September 22, 1995;
(2) take the company's data and analysis for process redesign and prepare comparable ten year savings data to that prepared for the four merger studies;
(3) work with company personnel to refine and recalculate synergy savings for the four merger candidates; and (4) expand the strategic qualitative and quantitative merger analysis taking into account information on stranded costs, financial strength and regulatory assets and liabilities.

In our Report to the Board entitled "Strategic Considerations and Options for Utilities in a Changing Electricity Market", which will be distributed to the Board prior to its next Board meeting, we discuss the various strategies being pursued by electric utilities in the face of burgeoning wholesale and retail competitiors. In essence, there are two strategies that effectively characterize the approach currently taken by most electric utilities.


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A declining number have adopted a wait and see approach.  These utilities seek to slow down the regulatory reform effort. However, at the same time, these utilities must still be primed to respond to the competitive threat knocking on their doors. But the key to this approach is to delay taking any definitive action until such time as it becomes clear what the legislative and regulatory efforts will render in their respective regions and at the national level.

The second approach is the one being currently adopted by a significant number of the electric utilities across the nation. These utilities are taking a more proactive or opportunistic approach. These companies are driving the regulatory debate and preparing for competition. At the same time, they are attempting to reduce their potentially stranded assets through regulatory means. They attempt to write down these assets as quickly as possible before they are at the market's mercy with respect to recovering their transition costs. Of course, they are also taking action to ensure, as best they can, that transition costs will be recovered. And, finally, these companies are actively seeking out like-minded utilities with which to merge, strengthening their respective organizations and positioning themselves in the market place.

Naturally, the various approaches adopted by utilities are not always at either of the two extremes we have described here. Often, the companies will adopt an approach that effectively blends elements from each approach. Thus, it is not


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uncommon for a company to seek to blunt the competitive reform effort while still reacting aggressively to competitive threats.

An alternative approach adopted by some companies is to diversify into other countries and businesses. Some utilities are considering selling off principal portions of their business, including all of their generating assets. However, the mainstream adopts either the wait and see approach or the proactive/opportunistic approach.

The balance of this Report will discuss the potential merger candidates identified by the Board. To that end, this Report is organized as follows.

First, we review the merger candidates. We identify what service territories would look like after a merger with each candidate. Then we compare each company utilizing various financial data and corporate intangibles.

Second we discuss the three methods utilized in this Report to estimate synergy savings. We used publicly available information in the principal approach. These results are checked using both the "back-in" method which utilizes key ratios and the statistical estimating technique. In this section, the central assumptions regarding potential savings are detailed and discussed in each category utilized to project savings. In this section, we present our findings for the four merger alternatives.


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Third, we review Monroe's current process redesign program and present the savings, over ten years, which are estimated through this program's implementation. We then discuss the potential cumulative benefits available from pursuing both process redesign and a merger. Next, we discuss the pros and cons of pursuing a stand-alone approach during the process redesign.

Fourth, we analyze the manner in which savings are likely to be shared between shareholders and ratepayers. These shareholder savings are used to demonstrate the effect savings, exchange ratios and P/E ratios have on shareholder value. Finally, we present our conclusions.

THE CANDIDATES

The four prospective merger partners identified by the Board for consideration in this Report are Washington, Washington in conjunction with Amber, Indigo and Lincoln. The following section discusses the characteristics of these various companies. A map showing the Monroe system as it exists currently is appended to this Report as Exhibit 1.

Washington is similar to Monroe in that both companies represent fairly large service areas in their respective states. However, although an interconnection could be constructed relatively inexpensively, the companies are currently not directly interconnected. Therefore, certain system integration benefits attainable


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with certain of the other potential merger candidates are not attainable with
Washington without investing in transmission or entering into transmission agreements with neighboring utilities. A map showing the combined system is appended to this Report as Exhibit 2.

This minor issue leads to an intriguing possibility. If Monroe combines with Washington and Amber simultaneously, the direct interconnection problem is resolved. Additionally, the addition of Amber's large regional system to the combination of Monroe and Washington creates a regional utility with significant size and power. In fact, it would be sufficiently significant to potentially dominate respective reliability councils. A map showing the combined system is appended to this Report as Exhibit 3.

The third option, Indigo, presents an altogether different situation. Indigo has operations across several states and countries. Many of its operations are geographically distant from Monroe's headquarters. Additionally, unlike the other three merger candidates, Indigo is predominantly a gas company. A map showing the combined system (incorporating only Indigo's electric operations) is appended to this Report as Exhibit 4.

The fourth option, Lincoln, is similar to the first two options in that this company is primarily an electric utility with some gas operations. Additionally, like the Monroe/Washington/Amber combination, this company is contiguous to Monroe.


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Two factors set this potential merger candidate apart from the others.  First,
Lincoln is a company that was formed by the just completed merger of two electric and gas utilities. Second, the combination would create virtually an all-Iowa company. The only other Iowa utility which would exist after such a merger would be the relatively small Amber. A map showing the combined system is appended to this Report as Exhibit 5.

Reviewing the maps which represent the possible combined systems highlights some apparent differences between the companies and raises some intriguing possibilities.

FINANCIAL COMPARISON
In analyzing the merger options, a useful starting point is a financial comparison of these different alternatives. Set forth below is a table which lists information taken from the Wall Street Journal.(1) This data is based on 1994 earnings.


              ------------------------------------------------------------

              FINANCIAL COMPARISON (9/26/95)


                             Dividend       Yield     P/E       Price
              Washington      $1.94         6.8%      16        $28 3/8

              Amber            2.08         7.8       12         26 1/2

              Indigo           1.72         6.1       15         28 1/4

              Lincoln          1.20         7.9       12(2)      15 1/4

              Monroe           2.10         8.2       12         25 3/4

              ------------------------------------------------------------



- ---------------------------------
(1) Wall Street Journal, September 27, 1995.


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There are some similarities and some differences with respect to dividends, yield, and price/earnings (P/E) ratios. Washington has a current dividend of $1.94. Its yield is 6.8%. Its P/E ratio is 16, which is quite high. This high P/E ratio suggests both strong investor confidence and strong market confidence in Washington's long-term strategy and its ability to continue earning at its current level.

Amber has a current dividend of $2.08. Its yield is 7.8%. However, its P/E ratio of 12 is lower than Washington's. This suggests that investor and market confidence in Amber's long-term strategy and ability to continue earning at its present level is not as strong as it is for Washington.

Indigo has a current dividend of $1.72. Its yield is 6.1%. And, its P/E ratio is 15. This relatively high P/E ratio, as it did with Washington, suggests strong market and investor confidence in Indigo's long-term strategy and ability to continue growing at its present level.

Lincoln has a current dividend of $2.10. Its yield is 7.9%. There is no posted P/E ratio because Lincoln is a recently formed company. It is the third of three mergers that have formed Lincoln. A pro forma P/E based on the individual predecessor utilities yields a P/E ratio of 12.


- --------------------------------------------------------------------------------
(2) Based on a pro forma from the P/E ratios of the two prior companies


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By way of comparison, Monroe has a dividend of $2.10, a yield of 8.2% and a P/E ratio of 12. As with Amber, this suggests that neither the market nor the investors feel the same confidence level with Monroe's long-term strategy as they do with Washington and Indigo.

RETURN TO SHAREHOLDER
An additional source of financial information is the company's return to shareholder measure. A table showing this information is set forth below.

- --------------------------------------------------------------------------------
COMPARISON OF CUMULATIVE TOTAL SHAREHOLDER RETURN


- --------------------------------------------------------------------------------
UTILITIES          1989    1990    1991    1992    1993    1994    % Decline
                                                                   from 1993
- --------------------------------------------------------------------------------
WASHINGTON          100     109     155     170     174     155         11
AMBER               100     108     154     151     157     135         14
INDIGO              100     100     148     152     184     168          9
LINCOLN A           100     100     133     120     144     126         13
LINCOLN B           100     106     125     107     129     106         18
MONROE              100     109     128     149     168     147         13
- --------------------------------------------------------------------------------
Average             100     105     141     141     159     139         13
- --------------------------------------------------------------------------------


- --------------------------------------------------------------------------------
INDICES            1989    1990    1991    1992    1993    1994    % Decline
                                                                   from 1993
- --------------------------------------------------------------------------------
S&P 500             100      97     127     136     150     148          1
S&P Utility         100      97     112     121     138     127          8
Wilshire Utility    100      91     110     123     134     123          8
EEI 100             100     101     131     141     156     138         12
- --------------------------------------------------------------------------------
Average             100      97     120     130     144     134          7
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


On average, the potential merger candidates, except for Lincoln's predecessor entities, outperformed the indices' average. Lincoln's two predecessor utilities showed shareholder return which was the lowest of the merger candidates,


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Monroe, Indigo and Washington (and Amber to a lesser extent) showed strong, steady growth through 1993. All merger candidates and every index took a reduction in 1994, as is shown in the table above. Indigo and Washington were, however, the strongest performers.

BOND RATINGS

In addition to this type of financial information, the companies' bond ratings are a good information source to understand the market's perception of the companies. The table below sets out the respective bond ratings for Monroe and each of its prospective partners.

              --------------------------------------------------------

              MOODY'S BOND RATING


               Washington      Aa(2)

               Amber            A(1)

               Indigo         Baa(3)

               Lincoln          A(3)

               Monroe           A(2)

              --------------------------------------------------------


Monroe has a bond rating of A(2). By comparison, Washington's bond rating is Aa(2). The other companies in our comparison don't fare quite so well. Indigo does not even list its bond rating in its annual report, a very unusual omission.


- ----------------------------
(3) August, 1995.


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

However, Indigo's debt is unsecured and their bond rating of Baa(3) is one step above a junk bond. Amber has a bond rating of A(1) and Lincoln is rated at A(3).

DEBT EQUITY RATIOS
A related financial statistic that warrants comparison is the debt equity ratios of the respective companies. The table below, which includes only long-term debt and common equity, sets forth this information.

              --------------------------------------------------------
              CAPITALIZATION RATIOS


                             Long-Term Debt    Common Equity

              Washington          36%             58%

              Amber               45%             46%

              Indigo              51%             47%

              Lincoln             51%             44%

              Monroe              48%             50%

              --------------------------------------------------------


Washington has 58% equity and 36% debt. This undoubtedly contributes to its high P/E ratio. Indigo, on the other hand, is 47% equity and 51% debt. Amber has 46% equity and 45% debt, while Lincoln has 44% equity and 51% debt.

Because Washington has relatively little debt, it would allow Monroe to gain some financial leverage. Indigo, because it is already highly leveraged (and thus has a lower bond rating), would not allow Monroe to gain any additional advantage. Thus, in this sense, Washington offers certain financial benefits not


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possessed by Indigo, Amber or Lincoln.  This "benefit" is in the eye of the beholder. No merger has ever attempted to quantify the potential savings attributable to such a benefit and we do not attempt such an effort in the Report.

STRANDED COSTS
There is one additional financial statistic that is extremely relevant to electric utilities. We discuss stranded costs extensively in the Report to the Board entitled "Strategic Considerations and Options for Utilities In a Changing Electricity Industry" which is appended to this Report as Exhibit 1. The Board should be wary of merging with any company that has large potentially stranded assets. The table shown below shows, by company, Moody's estimated stranded costs which each company has at risk and shows the ratio of stranded costs to equity. This data has not been independently checked in preparing this Report. Regardless, the data receives much investor attention.

              --------------------------------------------------------
              STRANDED INVESTMENT


                             Total Stranded Cost      % of Equity


              Washington               0                  0

              Amber               $48,000,000            25.3%

              Indigo             $379,000,000            44.5%

              Lincoln            $172,000,000            34.5%

              Monroe             $293,000,000            58.5%

              SOURCE:  Moody's Investor Service, "Stranded Costs
              Will Threaten Credit Quality of U.S. Electrics",
              (August 1995). Estimates are based on stranded generating capacity investments; specifically, fixed costs associated with production and energy contracts.

              --------------------------------------------------------



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

By way of comparison, Monroe has $293 million in stranded investment exposure. This represents 58.5% of its equity. Washington is in the enviable position of having no potentially stranded investment. Amber has $48 million in stranded investment, representing 25.3% of its equity. Indigo has $379 million in potentially stranded investment, representing 44.5% of its equity. Finally, Lincoln has $172 million in stranded investment, representing 34.5% of its equity.

There are decided advantages in spreading out any potentially stranded investment liability. A merger with each potential candidate will dilute Monroe's liability somewhat. Amber has only $48,000,000 in potential stranded investment. However, due to its relatively small size, this amount still represents 25.3% of its total equity. Lincoln also has substantial stranded investment totaling $172,000,000 representing 34.5% of its total equity. Indigo also has a substantial stranded investment liability totaling $379,000,000, or 44.5% of its equity. Washington, with no potentially stranded investments is the clear winner when only this financial statistic is viewed. Washington offers the opportunity to substantially dilute the stranded investment liability.

It must be noted that there is controversy surrounding the manner in which the Moody's Report, from which these stranded cost numbers were derived, calculates the stranded costs. There are those that believe the totals stated in that Report are overstated. Also, the Moody's Report includes Purchased Power


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Contracts in their stranded asset assessment.  Many of these contracts could end in the relatively near term, reducing the projected stranded assets. Without question, the assumptions used in that Report are such that reasonable minds could differ. It is not our purpose to endorse the stranded cost estimates put forth by Moody's. We seek only to highlight the potential problem stranded costs could present in the future. And, by any measure, Washington, with no stranded costs, is most attractive.

OTHER INTANGIBLE FACTORS

REVENUE SOURCES

The numbers presented above and below do not tell the entire story. There are complementary business relationships which are not readily apparent from the numbers. For example, consider the table set forth below listing the revenue sources for the five companies.

              -------------------------------------------------------
              REVENUE SOURCES


                             Electric     Gas       Diversified

              Washington     65%          17%       18%

              Amber          85%          15%       NA

              Indigo         37%          63%       NA

              Lincoln        60%          30%       10%

              Monroe         68%          21%       11%

              -------------------------------------------------------


As can readily be seen, Monroe and Washington have very similar businesses. Washington derives 65% of its revenues from electricity, 17% from gas and 18%


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from diversified activities.  Monroe derives 68% of its revenues from electricity, 21% from gas and 11% from diversified activities. Amber, on the other hand has no diversified businesses and derives 85% of its revenues from electricity and 15% from gas. Lincoln derives 60% of its revenues from electricity, 30% from gas, and 10% from diversified activities. These three companies are all quite similar to Monroe, with Washington and Lincoln looking like sister companies.

Indigo, on the other hand, is quite the outlier. It derives only 37% of its revenue from electricity, 41% from selling gas and 22% from other gas related activities, primarily gas production and transportation. In essence, Indigo is Monroe's mirror image.

Thus, a merger with Washington, Washington/Amber or Lincoln would merge similarly structured companies which share a similar product or activity focus. Alternatively, a merger with Indigo would merge companies with mirror images to create a new company which is nearly equally balanced between electric and gas revenues.

It must be stressed that these differences are not necessarily negative in any way. We simply wish to stress that there are substantial difference between the companies.


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

AVERAGE PRICE FOR ELECTRICITY

It is also useful to compare the average price for electricity charged by these potential partners. To accomplish this, and to account for the different manner in which revenues were reported by the various companies, we took the total revenue associated with both on-system and off-system sales and divided that number by the total kWh sold both on-system and off-system. This calculation yields the average price for both retail and wholesale transactions. The table below sets forth this analysis.

              -------------------------------------------------------
              AVERAGE KWH PRICE


              Washington                         4.9 CENTS

              Amber                              4.9 CENTS

              Indigo                             5.1 CENTS

              Lincoln                            5.5 CENTS

              Monroe                             5.2 CENTS

              -------------------------------------------------------


All these prices are well below the national average. A quick analysis reveals that a merger with Washington might drop Monroe's average price while a merger with Lincoln might cause a slight price increase. Of course, comparing different specific tariffs could change these rankings. For example, the average residential price for Washington is higher than it is for Indigo. This is related to the fact that Washington's commercial and industrial rates are somewhat lower than Indigo's and there might be differences in the mix of residential customers, E.G. heating and non-heating.


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Additionally, different rankings are also obtained if only on system sales are considered.  These are shown in the table set forth below.

              -------------------------------------------------------
              AVERAGE KWH PRICE - - ON SYSTEM


              Washington                         6.0 CENTS

              Amber                              5.0 CENTS

              Indigo                             6.0 CENTS

              Lincoln                            6.2 CENTS

              Monroe                             5.7 CENTS

              -------------------------------------------------------


The differences in the two tables points out potential differences in the strategies pursued by the merger candidates for recovering their full costs. Those companies with the largest off-system sales find their average kWh price driven down in relation to their average on-system price. Thus, Amber's prices change imperceptibly, largely reflecting the lack of off-system sales. Washington, with the largest differential, reflects both the largest off-system sales and the second highest on-system price. Thus, it has the highest price differential between average and on-system average kWh prices.

VISION OF THE FUTURE
The differences in these companies becomes more apparent when their visions of the future (as set forth in their annual reports) are examined. Much can be

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learned from the strategies stated in these mission statements.  The table below sets these forth.

- --------------------------------------------------------------------------------
COMPARISON OF UTILITY STRATEGIES

MISSION STATEMENTS

Monroe Monroe will be the supplier of choice for its products and services through outstanding performance and responsible Corporate Citizenship.

Washington    Working hard to understand what customers want; high reliability and low prices are givens. Committed to offering value-added customer services.

Amber Earnings have experienced peaks and valleys. Filed rate increase requests essential to guarantee strong earnings, and continue their commitment to be a well-managed, dedicated, focused company.

Lincoln To succeed in an increasingly competitive environment, Lincoln is committed to a performance level to equal or exceed that of the best companies in the industry.

Indigo Goal is to become the first national U.S. utility, and to provide choice and lower cost to customers. Committed to leading the process of redefining the electric utility industry and setting competitive standards.
- --------------------------------------------------------------------------------

Monroe states that it wants to be the supplier of choice for products and services by providing outstanding performance and responsible corporate citizenship. The key here is winning the customer at the retail level.

Washington is working hard to gain a clear understanding as to their customers requirements and desires. They strive to provide high reliability in conjunction with low prices. They seek to add services which will enhance value to their customers.


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Amber is strikingly different in that they simply list a litany of their complaints and note that they have filed a rate case in an effort to guarantee strong earnings. They strive to continue to be a well-managed, dedicated and focused company. Amber seems determined to play by the old rules and look for someone to blame if new rules harm their earnings ability.

Indigo has a very clear and strong strategy. Its goal is to become the first national U.S. utility. It wants to provide choice and lower cost to its customers. Indigo is committed to leading the process which is redefining the electric utility industry. It wants to be the one to set competitive standards. There is a strong proactive position voiced. It wants to establish its branded product and win market share.

[REDACTED LANGUAGE]

The two strongly stated strategies belong to Washington and Indigo. Washington leans towards a customer focus. It wants to build its base by focusing on customer relationships with its existing customer base. They want to do it the "old-fashioned" way, from the bottom up and will continue to stress production, I.E. generation.


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Indigo wants to develop a branded product and achieve market share from that brand. Indigo seeks to go aggressively into the market and acquire market share.

In the long-run, both companies want to be successful, low-cost energy providers. The difference is the focus on the means to achieve that end. No one can predict which is the superior strategy. Indeed, both may be extremely successful. The difference lies in the focus. Washington focuses on customers and Indigo focuses on commodities.

Currently, Monroe's strategy would appear to more closely aligned with Washington's strategy. However, to the extent the Board prefers the branded notion of the electric industry's future, and to the extent that the Board wishes to aggressively take an early position in forming a national energy utility, the Indigo strategy is the appropriate focus.

Again, we wish to stress that no one can predict which, if either, strategy will prove to be the most successful. However, the Board must decide which merger candidates' vision of the future is most closely aligned with their own. That company should then be carefully considered for merger.

COMPARISON OF UTILITY STRATEGIES


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

A subjective way to look at these alternatives is to look at several key characteristics. Although the comparisons are subjective, we believe them to be significant. The table set forth below shows these comparisons.



- -------------------------------------------------------------------------------------------------------------------

COMPARISON OF UTILITY STRATEGIES
- --------------------------------

UTILITY              Similar         Nuclear     Contiguous      Similar      Regional     Regulatory    Control of
- -------            Product Mix     Commitment     Electric      Strategy      Strength      Diversity      Future
Monroe Plus                                      Operations      Vision                      Synergy
Washington              Y              Y             N             Y              Y             Y             Y

Washington/Amber        Y              Y             Y             Y              Y             Y             Y

Lincoln                 Y              Y             Y             ?              Y             N        Uncertain

Indigo                  N              N             N          ? or N            N             Y        Dilution?
- -------------------------------------------------------------------------------------------------------------------



CUSTOMER MIX
Combining Monroe with Washington results in a similar product mix. The same holds true for both the Monroe/Washington/Amber and Monroe/Lincoln combination. However, Indigo with its 2/3 natural gas, 1/3 electric makeup, results in a different product mix. This is essentially due to the first three choices having a similar electric and gas composition, while Indigo is a mirror image of Monroe.

NUCLEAR COMMITMENT


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Monroe is the only nuclear operator.  However, Washington and Lincoln both have contractual relations with nuclear operators and meet a least part of their power requirements through nuclear power. Amber and Indigo have neither nuclear power nor any contractual obligations related to nuclear power. Thus, a combination with Indigo would spread the risks associated with nuclear power over a larger asset base. Regulators in the states in which Indigo operates could block some of this risk spreading. To a lesser extent, this is also true for Amber. However, given Indigo's expansion plans and philosophy, there is no guarantee that Indigo would not seek to merge or acquire a utility with a large nuclear component in the future. But at the present, Indigo offers the opportunity to dilute the nuclear risk.

CONTIGUOUS ELECTRIC OPERATIONS
Contiguous electric operations were an important factor in earlier mergers. Many of the gains achieved in those mergers resulted from integrated systems savings. Because their systems are not contiguous, a Monroe merger with Washington would achieve some of those types of savings only if an inter-tie were built or wheeling charges were paid. Consequently, the three way merger with Washington and Amber looks attractive because this merger results in a large, integrated, contiguous service territory.


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

Similarly, a combination with Lincoln also offers a contiguous and integrated system and the concomitant opportunity to achieve savings similar to those which are possible with the Monroe/Washington/Amber combination.

Indigo, on the other hand, represents a much different kind of opportunity. There are few integrated savings benefits which can be obtained from merging with Indigo. Such savings as are available, could not be achieved by simply building a transmission tie or by contracting for transmission. This merger would represent a different merger strategy. In this type of merger, savings from system integration, while desirable if available, are not the central reason to merge. Rather, the driving force behind this merger would be to gain market advantages from having the brand name and from the centralized electric and natural gas operations.

[REDACTED LANGUAGE]

REGIONAL STRENGTH

In terms of regional strength, a Monroe/Washington, Monroe/Washington/Amber or Monroe/Lincoln combination all result in regionally strong players. All would create strong, integrated systems with major control over transmission in their region. Indigo, with its national branded and international focus does not provide this regional strength. Again, this brings us back to what the future will hold. Regional strength is important if there is value in transmission and building long-term customer relationships. And, it is important if manufacturing


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and low cost generation are to be emphasized.  However, if the future holds that the electric business will be primarily a branded product-based business in which the merchant, not manufacturing, is emphasized, this regional strength is not important.

REGULATORY DIVERSITY

Regulatory diversity refers to the differences in the regulatory structures of the companies that the Board is considering for merger partners. Washington possesses a completely different regulatory experience than Monroe. Thus, a combination with Washington or Washington and Amber will provide access to the regulatory diversity of Wisconsin. The same is not true for Lincoln. This merger would create, in essence, an all-Iowa utility. No regulatory diversity is achieved. Indigo hits the jackpot in this category. Located throughput the country, it provides the benefits associated with a national company that is not under the control of any one particular regulatory body.

CONTROL OF THE FUTURE
[REDACTED LANGUAGE]

Both Washington and Indigo have expressed their respective desires to "do" another merger after Monroe has been consummated. It is likely that Indigo will pursue this strategy more aggressively than will Washington. However, with initial equal board representation, at least initially, Monroe will have a voice in

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

Indigo's plans. One advantage to a Monroe/Indigo consolidation is a resulting size and merger strategy which would make a hostile takeover bid unlikely.

Once again, we want to stress that we are not saying that one company's strategy and vision of the future is better than another's. Neither are we saying that one company will guarantee you a strong voice in the future. Our objective is simply to point out the differences between the various companies and highlight where those company's objectives and strategies might differ from Monroe's objectives.


METHODS USED TO ESTIMATE SYNERGY SAVINGS

In estimating the synergy benefits which are potentially achievable from these various mergers, we utilized three different methods. First, we used publicly available information such as FERC Forms 1 and 2, annual reports, and SEC documents, to accumulate information. This information was buttressed by our experience in previous electric and gas mergers and information provided to us by Monroe. This combined set of information and knowledge was used to develop the assumptions from which we estimated the potential savings.

The second approach was used as a check on the principal approach. We backed into savings estimates utilizing key ratios. These ratios include kWh sales, operating expenses, revenue, customers and assets.

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The third approach is a statistical estimating technique which we have developed to estimate potential merger savings. Its R squared is 92, indicating high predictive success. This approach was also used to serve as a check on the primary approach.


EXPECTED MEDIAN SYNERGY SAVINGS FROM USING PUBLICLY AVAILABLE DATA

The merger of Monroe with one or more neighboring utilities would create substantial opportunities for cost savings and revenue enhancements. These would increase shareholder value and allow utility rates to be lower than otherwise. The following analysis quantifies these potential gains utilizing publicly available data from FERC Forms 1 and 2, annual reports, and SEC filings. In addition, we have utilized information provided by Monroe to refine some data and assumptions used in this analysis. There was however, no direct communication with any person from any of the potential merger targets for which this analysis was completed.

This analysis includes several options:

    1.   Monroe combined with Washington;
    2.   Monroe combined with Washington and Amber;
    3.   Monroe combined with Indigo; and
    4.   Monroe combined with Lincoln.

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

We begin with an analysis of the potential merger partners. All the potential combinations consider the same general savings categories, with different assumptions, where appropriate, used to reflect more accurately the varying underlying situations and explicit strategies related to specific alternatives.

The general categories in recent merger cases are related to specific categories of savings and revenue enhancement which cannot be attained other than merger. Thus, savings available through re-engineering processes are not included. The general categories we included in the initial analysis include:

     1.   Labor, both corporate and operations;
     2.   Administrative and general;
     3.   Operations and maintenance;
     4.   Fuel supply and purchased power;
     5.   Gas supply; and
     6.   Integrated generation system (either savings or potential new sales);

This analysis of the savings attributable to the various potential mergers was limited because we had no direct intervention with the various companies, other than Monroe. This limited our direct analysis of actual costs and changes which would be attributable to merger related activities. Consequently, we relied only upon publicly available information and information provided by Monroe to estimate potential savings. We complemented this with both direct and

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

statistical comparisons for other completed and proposed mergers. We specifically relied upon savings attained and used these as proxies for anticipated savings in the options we analyzed in this Report.

In order to complete a more detailed assessment of all the potential merger benefits, we would need to work, on a day-to-day basis with members of working groups from each prospective merger team. In this way, the knowledge and experience of individuals intimately familiar with each respective company's operations would be coupled with the merger related experience of AAEC personnel to compile a more detailed analysis. Nevertheless, the analysis herein has been subject to detailed scrutiny by study teams both in AAEC and Monroe.

Savings and revenue enhancement were quantified on a nominal basis over a ten-year period because that is the way in which regulatory Commissions typically analyze the savings attributable to a merger. Elsewhere in this Report, we discuss how these savings might be allocated between shareholders and ratepayers and look at the cumulative savings from both the process redesign effort and the merger. However, in the following section, the savings and revenue enhancement are presented on a nominal basis over ten years, and no attempt is made to estimate the percentages which would go to shareholders and ratepayers.

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

With these limiting caveats in mind, the following sections discuss the various savings categories analyzed, the assumptions which were utilized, those instances where differing assumptions were used for the various merger combination possibilities, the estimated achievable savings and, where relevant, revenue growth associated with each potential combination.

LABOR

Merging two utilities presents opportunities to eliminate positions made redundant, primarily in the corporate, administrative and technical support areas. Redundant positions in operations are much more difficult to achieve, unless service areas overlap substantially. This can occur when gas operations of one company overlap electric operations of another. However, for the most part, redundancies in operations are often insignificant unless a service company can outsource these activities. Conversely, a merger provides an opportunity to consolidate administrative functions especially when payroll functions do not tend to vary much with an increase in customers. Labor categories where such savings can be expected are the following:

    -    Executives
    -    Treasury
    -    Investor relations
    -    Tax

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    -    Accounting
    -    Internal audit
    -    Public relations
    -    Public affairs
    -    Information systems
    -    Personnel
    -    Industrial relations
    -    Division safety
    -    General services and purchasing (net of fuel)
    -    Customers services
    -    Industrial services
    -    Rates and research
    -    Corporate planning
    -    Marketing
    -    Legal

In each of these categories, redundancies are determined, ideally, through a detailed, time intensive analysis performed with teams from each of the merging utilities very familiar with the departmental operations. In this way, related tasks can be assigned to a specific function and redundancies identified. For this Report, such detailed work was not possible. Therefore, we utilized very conservative assumptions based upon other specific merger studies in which we have been directly involved or with which we are otherwise familiar.

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There was no other way to determine definitively the number of redundant positions in each category. Therefore, we used a percentage of the total workforce to estimate potential redundancy. To calculate the gross savings achievable from eliminating these positions, a weighted average annual salary was computed for the combined workforce and an assumed loading factor of 42.5% (to account for fringe benefits) was applied. This was multiplied by the total positions eliminated. An escalation rate of 4% was then applied to the annual savings to account for wage and benefits inflation.

To accomplish the elimination of redundant positions as rapidly as possible, we further assumed that, in addition to an annual attrition rate of 2%(4), many positions could be eliminated through offering an early retirement program. These programs can take many different forms, varying widely with respect to which employees are eligible and how much the program will cost per employee. For our purposes we utilize Washington as a base case and assume that approximately 7% of the combined Monroe/Washington workforce would be eligible (E.G. over 55 years of age) and that one-half (3.5%) of those eligible would accept the early retirement offer, at a per-employee cost of $40,000. To be consistent, we utilize the same early retirement parameters for all merger possibilities analyzed here.

- --------------------
(4) A 4% attrition rate was used for Indigo. The 2% rate reflects the recent early retirement programs instituted at Monroe, Lincoln and Washington. For the Amber/Washington/Monroe combination, 2.4% was used, reflecting a weighted average.

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Certain executive positions are also considered redundant.  We used an annual executive compensation (in all situations) of $150,000 and a severance pay totaling 2.0 times annual salary will be required to eliminate the redundant positions.

Each potential merger requires some relocation. As a base case in each merger we assume that 200 employees will have to be relocated at a cost of about $3,000 per employee. This assumes that the merged companies will centralize specific functions in one location rather than maintaining separate locations.

Additionally, retraining costs have been calculated. It is not realistic to assume that early retirement and attrition will simply occur in those positions identified as redundant. Some retraining will be necessary. During retraining, employee efficiency will likely suffer. To quantify this reduction in efficiency, we have assumed that for every two people who leave, either through attrition or early retirement, one person will require retraining. It is further assumed that retraining will result in a one third loss in efficiency over a six month retraining period. We quantify this loss in terms of average annual employee salary. This is accomplished by dividing the average fully-loaded annual salary in half (to represent a six month efficiency reduction) and then multiplying the result by .33 (to represent a one-third loss in efficiency).

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This analysis can readily be recalibrated by varying the explicit assumptions.
For example, the redundant positions can be changed by increasing or decreasing the percentage of the combined workforce which is eliminated. We have in fact, completed analysis of the merger combinations at redundancies at 4%, 5% and 6%. Similarly, redundant positions can be eliminated solely through attrition. This Report presents only the results of the median detailed above (5% workforce reduction). Based on recent mergers this is a rather conservative estimate of the achievable savings.

MONROE/WASHINGTON

The Monroe/Washington consolidation utilizes these basic parameters just reviewed. The combined workforce for the two companies totals 3,904 (Monroe with 1,513 and Washington with 2,391). The employee totals for Monroe reflect the 400 person reduction contemplated by the company's current re-engineering plan. Therefore, only redundancies associated with the merger are considered in this Report. Additionally 650 positions associated with nuclear operations and 200 employees associated with diversified operations were excluded. In our analysis, only those employees in non-nuclear electric and gas operations were considered. Applying the 5% employee reduction assumption results in an estimate of 195 redundant positions. The weighted average annual salary for the combined workforce is $40,249 (Monroe with $36,960/39% and Washington

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with $42,353/61%).  This analysis also includes the elimination of four executive level positions.

These assumptions result in total gross labor related savings of $156,339,000 over ten years. Subtracting the $16,064,000 in early retirement and retraining costs required to achieve the labor savings leaves net labor savings, over ten years of $140,275,000. The yearly totals are detailed in Exhibit 6 which is appended to this Report.

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MONROE/WASHINGTON/AMBER

The three way consolidation between Monroe, Washington and Amber utilizes the same general parameters as those utilized in the Monroe/Washington consolidation. The combined companies have 4,844 employees (Monroe with 1,513, Washington with 2,391 and Amber with 940). Applying a 5% employee reduction results in an estimated 242 redundant positions. The weighted average salary is $40,219 (Monroe with $36,690/31%, Washington with $42,353/49% and Amber with $40,042/20%).

These assumptions result in total gross savings of $195,088,000 over ten years. Subtracting the $16,960,000 in costs required to achieve the savings would yield a net labor savings, over ten years of $178,128,000. The yearly totals are detailed in Exhibit 7 which is appended to this Report.


MONROE/INDIGO

The Monroe/Indigo consolidation was slightly more problematic. The Indigo system is very widespread and is not integrated. A Monroe/Indigo combination will not result in an integrated system. Additionally, Indigo is the only system where natural gas, not electricity, predominates. Consequently, we determined that these differences would make redundant positions more difficult to identify. However, we assumed (simply to avoid any notion of bias and for consistency) that consolidating company headquarters and operations would allow 5% labor force reductions. Thus, we used the 5% figure. The combined company would

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have 4,643 employees (Monroe with 1,513 and Indigo with 3,130)(5).  Applying the
5% labor reduction assumption results in 282 redundant positions. The weighted average annual salary is $29,028 (Monroe at $36,960/27% and Indigo at $26,095/72%).

These combine to yield ten year gross savings of $135,723,000. The costs to attain the savings total $11,053,000. Net savings over ten years amount to $124,671,000. Without further analyzing the manner in which the corporate and administrative functions would be structured in a Monroe/Indigo merger, it is not possible to know the extent to which the 5% rate is too aggressive. However, to be consistent, we use the 5% rate. The yearly totals are detailed in Exhibit 8 which is appended to this Report.(6)

MONROE/LINCOLN

A Monroe/Lincoln merger also presents a rather unique situation. Lincoln, in its current form, resulted from a series of very recent mergers, the last of which has just recently been completed. The initial difficulty in assessing the potential merger savings is that there is, as of yet, a paucity of data available for the newly merged company. Therefore, the two companies which comprise Lincoln must be first analyzed individually, put together, and then combined once more

- --------------------
(5) The Indigo labor force totals include only those employees involved in U.S. electric and gas utility operations.
(6) This exhibit does not reflect a one-time $25 million tax benefit which is unique to the Monroe/Indigo combination.

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with Monroe.  These extra steps necessitate manipulating the base rate, as detailed below.

This recently completed merger which resulted in the formation of Lincoln was approached as follows. We first attempted to account for this merger by calculating what the projected 10-year savings would have resulted for just this completed merger. We used a 7.4% labor redundancy rate because this higher rate is what the company has reported.(7) This results in 250 redundant positions. The weighted average annual salary is $36,153 (Company A at $33,036/40% and Company B at $38,232/60%), which formed Lincoln. These assumptions result in total gross savings of $177,852,000. Subtracting the $14,596,000 in costs required to achieve the savings leaves net labor savings over ten years of $163,256,000. These yearly totals for Lincoln standing alone are detailed in
Exhibit 10 which is appended in this Report. The results for the 10 year analysis total $494,905,000. The yearly totals can be seen in Exhibit 9 which is appended to this Report. Lincoln currently estimates that the ten year savings from the merger will be approximately $500,000,000.

We then took the combined Lincoln and combined it with Monroe. The newly formed Lincoln entity would have a combined workforce of 2,732 (representing 250 redundant positions eliminated plus an additional 400 reduced through re-

- --------------------
(7) "A Merger of Equals: The Making of 'Lincoln'" PUBLIC UTILITIES FORTNIGHTLY, page 33, July 15, 1995.

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engineering).  Consequently, the combined workforce totals 4,255 (Monroe with
1,513 and Lincoln with 2,732). We then took a 2.5% workforce reduction reasoning that it will be more difficult to gain additional redundancies in subsequent mergers. This resulted in 106 redundant positions. The weighted average annual salary is $36,711 (Monroe at $36,960/36% and Lincoln at $36,570/64%).

These assumptions result in total gross savings of $83,111,000 over ten years. Subtracting the $13,933,000 in costs required to achieve the savings leaves net labor savings, over ten years of $69,177,000. The yearly totals can be seen in
Exhibit 10 which is appended to this Report.

Thus, although the Monroe/Lincoln merger results in a large company, net labor savings are only $69,178,000. This reflects that the recently completed merger would, by itself, generate $163,256,000 in labor savings.


ADMINISTRATIVE AND GENERAL

Certain administrative and corporate functions which, prior to the merger, were performed by employees of each company can often be integrated. Substantial merger related savings can be realized from consolidating and eliminating duplicate programs and expenditures. Additionally, certain purchasing economies are created due to the merged company's increased size. In the following section, administrative and general functions and expenses are

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identified where potential merger related savings may be found.  Again, it must be emphasized that this information is not based on an in-depth analysis performed with merger teams from the various companies analyzed. Rather, the information was gleaned exclusively from publicly available information such as FERC Forms 1 and 2, annual reports and SEC reports. To this raw data, we applied certain savings rates, which are detailed below, and which are based on our previous experience in analyzing other merger related savings. These initial reductions were further refined in discussions with Monroe's management so that the rates used were validated to the highest degree possible without consulting with merger teams from the respective targets.

We have identified and quantified merger related savings in the following administrative and general expenses categories:

    -    Advertising;
    -    Bank credit lines and fees;
    -    Directors fees;
    -    Employee overhead;
    -    Insurance;
    -    Investor relations;
    -    Regulatory costs;
    -    Material management;
    -    New York Stock Exchange fees;

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    -    Tax and SEC publications;
    -    Tree trimming;
    -    Professional services (including Audit, Benefit Plan
         Administrator, Engineering, Financial and Accounting, Legal, Personnel Consulting, and Rating Agencies).

Other potential savings areas were not quantified as it was not possible to venture even an educated guess as to the potential savings without discussions with both companies (which was not possible at this juncture). These include redundant information systems expenses(8), redundant nuclear administration and management, redundant demand side management administration, duplicative association fees, lobbying costs and political contributions.

The general approaches which were made in these categories listed above are set forth below. Unless specifically noted, the same parameters were applied to each potential merger candidate. Only opportunities for savings which would result from the merger have been categorized and quantified. An escalator of 4% annually has been applied to the ten year savings projections to account for inflation.

- --------------------
(8) This category includes the elimination of any outsourced contracts, parallel development plans, elimination of mainframe computer or personal computer purchases, software and hardware licensing fees, upgrades, and maintenance costs.

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ADVERTISING:  Although the general level of advertising is not expected to decline following the merger, there will be opportunities to reduce the spending levels associated with advertising. Each potential merger has slightly different geographical implications. For example, Monroe/Lincoln provides for overlapping media coverage in Iowa. To a lesser degree, this is also true for the Monroe/Washington/Amber combination. The overlap for a Monroe/Washington combination is less clear because the companies are in different states. Similarly, a Monroe/Indigo combination has an even more tenuous geographic overlap. Nevertheless, cost savings can be attained through eliminating duplicate internal fixed production costs related to supporting the outside advertising. In all cases, we have used a reduction of 50% in the smaller utility's advertising budget.

BANK CREDIT LINES AND FEES: By combining the companies, savings can be attained by consolidating banking activities. We have assumed that each company spends approximately $50,000 per year in these costs and that that 50% of one company's expenditures could be saved.

DIRECTORS' FEES: The fees and expenses paid to two boards can be reduced when the boards of the respective companies are combined. We assumed that the board of the merged company will be larger than either of the existing boards. Therefore, 50% of the smaller company's (or 50% of the smaller board expenditure) was assumed to be saved.

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EMPLOYEE OVERHEAD:  This category assumes that there will be savings in employee overhead associated with workforce reductions. Included are savings associated with a reduced need for personal computers, telephone charges, copy charges and office supplies. It is assumed that the overhead cost averages $2000 per employee. Thus, this amount is multiplied by the number of redundant employees to arrive at the employee overhead savings figure.

INSURANCE: Cost savings are attainable in property insurance, excess general liability insurance, officers and directors' liability and other insurance due to the combined company's increased size and concomitant reduced risk profile. In this analysis, we have assumed that 10% of the combined insurance costs could be saved. However, for Monroe/Lincoln, we assumed that the recent merger which formed Lincoln has already captured substantial savings in this category. Therefore, we applied the 10% savings for only Monroe's costs.

INVESTOR RELATIONS: Combining the companies will mean that, ultimately, only one annual report, one set of quarterly reports, one proxy statement and one set of shareholder communications would be required. These savings cannot all be realized during the first year due to increased reporting and disclosure obligations during the initial year following the merger. We assume, therefore, that 75% of the smaller company's expenditures can be ultimately saved. Only

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70% of this amount is likely to accrue during the first year, but 100% should be fully recoverable by the second year following the merger.

REGULATORY COSTS: For certain combinations, regulatory savings are available at either the state or federal level, or both. For example, some minor federal regulatory savings can be expected with a consolidation of Monroe and Washington. However, the two utilities will operate as stand-alone facilities in two different states. Thus, state regulatory savings are minimal. The same holds true for a Monroe/Indigo consolidation which might allow some federal regulatory savings and some minor gas related regulatory savings. A Monroe/Washington/Amber combination allows for more state regulatory savings because Amber and Monroe are located in the same state, allowing 100% of the smaller companies' regulatory expenses to be saved. The same holds true for a Monroe/Lincoln merger. However, many of these savings have likely been already attained in the recent merger which formed Lincoln. Therefore, we assumed that only 50% of Monroe's costs could be saved.

MATERIAL MANAGEMENT: The projected savings in this category are created by the combined company's increased purchasing power. Savings can be achieved through centralizing the combined company's purchasing and inventory functions. Savings can be achieved through standardizing both commodity items and equipment.
Larger purchases can often be equated with deeper discounts. These savings can be more difficult to capture than other identified

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categories because it is necessary for the company to develop and implement a coordinated purchasing effort, including commodity-specific action plans. Consequently, we assume that 25% of the savings could be captured in the first year, 50% in the second year and 100% in the third year and each year thereafter. We very conservatively assumed that savings would amount to 2% of total combined materials purchases.

However, the non-integrated and predominantly natural gas nature of the Monroe/Indigo combination would make achieving the savings more difficult. Therefore, we assumed that savings would amount to 1% of total combined purchases, not 2%.

Similarly, for Monroe/Lincoln, it was assumed that certain economies of scale had already been achieved in their recent, still being completed, merger. Therefore, to avoid double-counting, we applied the 2% to Monroe's purchases alone.

Within this category, substantial savings are also attainable by reducing inventory. The increased size of the combined companies will offer opportunities to standardize parts and components. This in turn would be likely to yield a one-time reduction in the size of inventory. This Report has not quantified potential savings associated with inventory reduction due to a lack of information concerning the policies of the potential merger partners.

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NEW YORK STOCK EXCHANGE FEES:  A combined company will need only one listing, thereby saving this annual registration fee. The exception is the Monroe/Washington/Amber combination which would save two such annual registration fees.

TAX AND SEC PUBLICATIONS: We assumed that only one financial library will be needed after the companies consolidate. These savings reflect the annual costs associated with eliminating one library. For the Monroe/Washington/Amber consolidation, two libraries were assumed eliminated.

TREE TRIMMING: Due to the increased purchasing power of the companies and economies of scale, 10% of the combined companies' tree trimming costs were assumed saved. However, only 5% of the combined Monroe/Indigo tree trimming costs were assumed saved because Indigo's far flung system will make it more difficult to capitalize on the increased purchasing power and economies of scale. Also, for a Monroe/Lincoln combination, we assumed that many of these costs had been already recovered in the recent merger which formed Lincoln. Therefore, we applied the 10% only to Monroe's expenditures.

PROFESSIONAL SERVICES: This category consists of outside services which are not specifically broken out in the FERC Forms 1 and 2. These include Audit, Benefit Plan Administrator, Engineering, Financial and Accounting, Legal, Personnel

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Consulting, and Rating Agencies.  We assumed that eliminating duplicate services would result in annual savings totaling 50% of the smaller company's expenditures. Again, due to the recent Lincoln merger, we applied the 50% only to Monroe's expenditures.

The estimated ten-year Administrative and General savings are as follows:

    -    Monroe/Washington:  $63,857,000;
    -    Monroe/Washington/Amber:  $89,763,000;
    -    Monroe/Indigo:  $56,878,000; and
    -    Monroe/Lincoln:  $43,432,000.

The yearly detail for each combination is in Exhibits 7,8,9 and 11, respectively, which are appended to this Report. By way of comparison, we estimated that the merger which formed Lincoln would have resulted in 10-year A&G savings of $57,489,000. The yearly detail is shown in Exhibit 10 which is appended to this Report.


OPERATIONS AND MAINTENANCE

The savings achievable in the O&M category represent the elimination of redundancies in O&M expenses.(9) These do not include labor, fuel purchases or purchased power expenses. A 4.5% escalator was applied to the ten-year savings totals to account for inflation. We used this slightly higher escalator to

- --------------------
(9) Some of these savings are likely achievable through Monroe's ongoing re-engineering program. Thus, when we consider the results of a merger and a re-engineering program, we assume that 1/3 of the O&M merger savings could be achieved through re-engineering.

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account for inflationary effects which are likely to be greater than for Labor and A&G. To calculate savings, the companies' combined O&M expenses were taken from FERC Forms 1 and 2. For the Monroe/Washington and Monroe/Washington/Amber consolidations, the economies of scale were based on a savings rate of 3% of total O&M expenditures. For Monroe/Indigo, the non-contiguous, far-flung nature of the Indigo system makes attaining these savings more difficult.
Consequently, the savings rate used was 1.5% of the combined expenditures. The 3.0% savings rate was also used for Monroe/Lincoln, recognizing that although savings have likely been already achieved in the merger which formed Lincoln, the Lincoln system is so integrated with Monroe that additional savings are likely. However, to avoid double counting, the 3% was applied only to Monroe's O&M purchases. In this way the savings already attained (or to be attained) because of the merger which formed Lincoln will not be attributed to a Monroe/Lincoln merger. The ten year totals are as follows (with the alternate 3% calculations listed in parentheses):

            -    Monroe/Washington:  $48,651,000;
            -    Monroe/Washington/Amber:  $57,063,000;
            -    Monroe/Indigo:  $30,990,000; and
            -    Monroe/Lincoln:  $24,641,000.

The annual savings totals are detailed in Exhibits 6,7,8 and 10, respectively, which are appended to this Report.

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FUEL SUPPLY AND PURCHASED POWER

This savings category represents savings which are achievable in fuel purchases and purchased power expenses. There are two savings sub-categories represented here. The first is the ability to negotiate more favorable terms with suppliers due to increased size and purchasing power. The second relates to savings representing the ability to dispatch the electric system in a more efficient manner. To estimate the savings, total fuel purchases and purchased power expenses for the combined companies were first totaled. Based on these assumptions the combined companies are assumed to save 3% for the total expenses in this category. As with O&M costs, we used a 4.5% escalator to account for a slightly higher inflation rate.

Monroe/Indigo was treated differently. Due to the far-flung, non-contiguous nature of the Indigo system, it is difficult to identify savings that could be achieved in this category. However, because Indigo has recently announced a "one-stop" shopping source for its fuel needs, we assumed that the savings which would be attributable to Indigo's purchases have already been achieved. Thus, we applied the 3% to only Monroe's purchases.

Monroe/Lincoln was also treated differently. We assumed that substantial savings had already been achieved in the merger which formed Lincoln. Therefore, to avoid double counting, the 3% was applied to only Monroe's total purchases.

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The projected savings are summarized below:

            -    Monroe/Washington:  $109,831,000;
            -    Monroe/Washington/Amber:  $144,330,000;
            -    Monroe/Indigo:  $50,198,000; and
            -    Monroe/Lincoln:  $50,198,000.

The yearly savings totals are detailed in Exhibits 6,7,8 and 10, respectively, which are appended to this Report.


GAS SUPPLY

This savings category represents savings in the purchased and delivered cost of gas. This category has two sub-categories. These include the ability of the combined companies to use their increased size and purchasing power to obtain more favorable terms with suppliers. The second sub-category is classified as savings attributable to routing or transportation. This represents the increased ability to exploit displacement opportunities available with a larger system with a greater number of nodes. To calculate savings, the total amount paid by the merging companies for natural gas was reduced by a percentage. For the same reasons used for fuel, we applied the savings percentages to only Monroe's purchases when analyzing the Monroe/Lincoln and Monroe/Indigo mergers. As with O&M and Fuel Purchases, we applied a 4.5% escalator to account for inflation.

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The ten-year savings for the various merger combinations are as follow:

            -    Monroe/Washington:  $22,157,000(10);
            -    Monroe/Washington/Amber:  $41,455,000(11);
            -    Monroe/Indigo:  $22,883,000; and
            -    Monroe/Lincoln:  $22,883,000.

The annual savings are detailed in Exhibits 6,7,8 and 10, respectively, which are appended to this Report.


GENERATION SYSTEM

This savings category represents the benefits from integrating the power systems. There are three sub-categories. The first is COINCIDENT PEAK, which represents the savings associated with combining systems with distinct peak timings. To calculate the ten-year savings, the combined capacity of the merged companies is multiplied by the cost of peaking capacity (assumed to be $300/KW). This is then multiplied by an annual carrying cost of 18%. This is multiplied by 1% to represent either savings or off-system sales revenue potential. The same conservative percentage is applied to all merger candidates. However, due to Indigo's far flung system, only one of Indigo's electric subsidiaries could be interconnected through constructing an interconnection or contracting for transmission. Thus, only the capacity of this

- --------------------
(10) No savings are allocated for routing or transportation because the systems are not connected and share no common carrier.

(11) Savings reflect the lack of a Washington interconnect noted in the previous footnote.

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subsidiary is utilized for Indigo.  Once again, we applied a 4.5% escalator to account for inflation.

The ten-year benefits (with the second Monroe/Indigo computation in parenthesis) are as follows:

            -    Monroe/Washington:  $25,255,000;
            -    Monroe/Washington/Amber:  $31,911,000;
            -    Monroe/Indigo:  $16,329,000; and
            -    Monroe/Lincoln:  $40,922,000.

The annual total effects are detailed in Exhibits 6,7,8 and 10, respectively, which are appended to this Report.

The second sub-category under generation is benefit from the REDUCED RESERVE REQUIREMENT associated with a larger system. The estimated benefits in this category are also set at 1% in the base case for each merger option. Thus the savings totals are the same for reduced reserve requirement and coincident peak. They are as follows:

            -    Monroe/Washington:  $25,255,000;
            -    Monroe/Washington/Amber:  $31,911,000;
            -    Monroe/Indigo:  $16,329,000; and
            -    Monroe/Lincoln:  $40,922,000.

The annual savings totals are seen in Exhibits 6,7,8 and 10, respectively, which are appended to this Report.

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The third sub-category under generation is based on the savings achievable by moving the newly integrated system towards the Monroe risk taking strategy which relies on a higher percentage of peaking versus base-load capacity (MARKET POTENTIAL). The calculation used is slightly different than for the previous subcategories. For this sub-category, the merger partner's capacity is multiplied by the difference in the cost of baseload capacity (assumed to be $1100/KW) and the cost of peaking capacity (again assumed to be $300/KW). The resulting number is then multiplied by the annual carrying cost of 18%. This is then multiplied by an assumed 2% benefits in all potential combinations. The ten-year savings totals are as follows:

            -    Monroe/Washington:  $66,746,000;
            -    Monroe/Washington/Amber:  $102,242,000;
            -    Monroe/Indigo: $37,053,000; and
            -    Monroe/Lincoln:  $150,302,000.

The annual savings totals are detailed in Exhibits 6,7,8 and 10, respectively, which are appended to this Report.

AVERAGE PRELIMINARY COMPARISON TO OTHER MERGERS

To serve as a check on the above analysis, we also backed into potential savings totals for each of the merger candidates. We analyzed the savings claimed in previous electric and natural gas mergers. We then analyzed these claimed savings as percentages of the various operating categories identified

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above (kWh sales, operating expenses, revenues, customers and assets).  Thus, average annual claimed savings on a per 1000 kWh sold and per customer basis were calculated. Average annual savings were also measured as a percent of total annual operating expenses and revenue. Total claimed savings over a ten year period were also measured as a percent of the total assets of the combined companies. From this analysis, we developed mean ratios for each of these categories. These means were then utilized to calculate the savings, for each key ratio, that each of these merger candidates would need to attain to achieve the mean. Those results are contained in the table below.

- --------------------------------------------------------------------------------

PRELIMINARY COMPARISON TO OTHER
- -------------------------------

  (in millions)      WASHINGTON      WASHINGTON/AMBER       INDIGO       LINCOLN

kWh                      462                572               461          655

Expenses                 339                420               312          444

Revenue                  257                320               258          374

Customers                381                469               411          521

         AVERAGE         360                445               361          499

Assets                   277                339               266          424
- --------------------------------------------------------------------------------

The circumstances in every merger of electric and gas utilities is unique. There are as many possible scenarios as there are mergers. Some are mergers of

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equals(12), some are large companies taking over smaller ones(13), some are financially troubled utilities, on the verge or in bankruptcy, being acquired by a financially healthier company(14), some are hostile takeovers(15), and some are friendly takeovers fending off a hostile suitor(16). Merger benefits are typically claimed over periods of ten years. However, some mergers have analyzed claimed benefits over a period as long as fifteen years(17) or as short as five years(18). In regulatory hearings, some companies have attempted to calculate savings for periods as long as forty years(19). However, the typical savings period is the ten year period which we have utilized here and which the FERC considers.

This method loses the distinction between the differences in contiguousness. Thus, the analysis projects virtually the same savings from Washington and Indigo. Including Amber into the Washington mix substantially increases the projected savings. Also, because the combination with Lincoln results in the largest electric utility in terms of kWh sales, this analysis produces the largest predicted savings in this comparison category. This method simply looks at various characteristics and does not take into account real world differences.

- --------------------
(12) CG&E/PSI; CEI/TE
(13) Southern/Savannah
(14) NEU/PSNH
(15) SCE/SDG&E
(16) KPL/KG&E
(17) CEI/TE
(18) PacifiCorp/Utah P&L
(19) KPL/KG&E

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Therefore, the results of this analysis should be used simply to validate the more detailed study that we completed using publicly available information.

REGRESSION ANALYSIS

The regression analysis is a statistical analysis which is driven by similar key factors as the ones utilized in the "Back-in" analysis described above. Utilizing data from previous merges, the regression analysis predicts, using key variables for each of the merger candidates, what the merger savings would be in each case. The regression has a very high R square, suggesting that it is a strong predicative tool. To demonstrate the accurateness of this tool, we used the model to "predict" the savings claimed in recent mergers. The table below demonstrates the model's high success level, showing the claimed savings in one column and the savings predicted in another column.

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- --------------------------------------------------------------------------------

REGRESSION ANALYSIS
- -------------------
                              SIZE AS        TOTAL CLAIMED     SAVINGS PREDICTED
          MERGER            MEASURED BY     10 YEAR SAVINGS      BY REGRESSION
                             ANNUAL kWh       (THOUSANDS)
                               SALES
                            (THOUSANDS)
NEU                         38,000,000          $791,000            778,000
    PSNH
KP&L                        18,000,000          $280,000            408,000
    KG&E
IOWA POWER                   9,000,000          $109,000            190,000
    IOWA PS
PACIFICORP                  46,000,000        $1,010,000          1,040,000
    UTAH P&L
CLEVELAND                   26,000,000          $900,000            665,000
    TOLEDO
GULF STATES                 85,000,000        $1,695,000          1,970,000
    ENTERGY
SCE                         86,000,000        $1,700,000          1,583,000
    SDG&E
CG&E                        48,000,000        $1,500,000          1,231,000
    PSI
WASHINGTON WATER            17,000,000          $450,000            452,000
    SIERRA PACIFIC
IOWA-ILLINOIS G&E           20,000,000          $400,000            453,000
    MIDWEST RESOURCE
IOWA SOUTHERN                8,000,000          $170,000            233,000
    IOWA ELECTRIC
NORTHERN STATES PWR         60,000,000        $1,000,000          1,396,000
    WISCONSIN ENERGY
- --------------------------------------------------------------------------------

The predicted savings for each potential merger candidate, using the regression analysis, are set forth in the table below.

- --------------------------------------------------------------------------------

REGRESSION RESULTS
- ------------------

                            WASHINGTON     WASHINGTON/     INDIGO     LINCOLN
                                              AMBER

   Regression Estimate
          From                 545             664           429        685
     Recent Mergers
- --------------------------------------------------------------------------------

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The regression analysis also ignores real world differences.  Here, though, we see a difference between Washington and Indigo. Because Indigo is primarily a gas utility, it is penalized by the regression model. Again, because it would form a large electric utility, the Monroe/Lincoln combination produces the largest benefits. The regression ignores the fact that Lincoln is still coming together. Thus, like the "back-in" method, the regression method should be used as a check on the numbers generated by the more sophisticated analysis performed with publicly available information.

SUMMARY OF FINANCIAL COMPARISONS

The table set forth below summarizes the savings which are predicted by each savings category.


- --------------------------------------------------------------------------------

SUMMARY OF FINANCIAL COMPARISONS
- --------------------------------

                                        THE DETAILED ANALYSIS
                                        ---------------------
                         Washington     Washinton/     Indigo     Lincoln
                                          Amber

     Expected Median
     Using Publicly         502            677           355        442
     Available Data

                                        CHECKS ON THE ANALYSIS
                                        ----------------------
  Average Preliminary
  Comparison to Other       360            449           361        499
    Mergers (Ratios)

  Regression Estimate
         From               545            664           429        685
    Recent Mergers
- --------------------------------------------------------------------------------

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MONROE STAND-ALONE

Monroe is currently embarking on an ambitious and aggressive process redesign effort which is projected to result in average annual net savings approaching $58 million. This process redesign will affect almost every aspect of Monroe's business. These steps are based upon achieving the "best practices" of both the utility and non-utility businesses in the United States. The savings, particularly in labor, are very aggressive. They are likely to be achievable if Monroe continues to dedicate management time and commitment and Monroe spends the considerable money required on training, consultants and new information technology.

Most of the savings are based upon the goal of achieving a top quartile, or even a top decile performance in each targeted cost reduction/performance enhancement category. This approach is significantly different than the manner in which this Report calculates potential synergy gains for mergers. In nearly every merger case, the assumptions used are very conservative and were based upon targets established using data from other mergers either at the mean or median or even below such benchmarks. This would put the analysis of the mergers considered in this Report in the third quartile, while standalone savings are in the first quartile.

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Since the merger and restructuring options are not mutually exclusive, this important difference in estimation criteria should NOT matter. To the extent that standalone and merger operations are viewed as alternatives, this difference in basic approach, and assumptions would need to be reconciled. As a general matter, most of the mergers' savings would just about double or even triple if they were based upon the data derived from the upper quartile savings for the various mergers in the data base used for this Report.

We have taken the savings projections for this redesign effort and converted them into a format which is comparable to the one we used to estimate the merger savings detailed in the previous section. Thus, we project savings on a nominal basis(20) over a ten year period. Conceptually, it would be more appropriate to calculate a net present value for the savings rather than to simply escalate the savings total over ten years. However, this introduces the requirement that the appropriate discount rate be chosen, a choice often subject to debate. Additionally, conceptual niceties aside, all mergers quantify savings on this escalated, nominal basis. Consequently, that is the manner in which we approached the merger analysis. And to be consistent, we used the same approach for the process redesign numbers. This reformatting used Monroe's own numbers. We have not prepared these estimates nor have we made an attempt to audit or assess how likely it is that these savings can be attained. We

- --------------------
(20) To be as consistent as possible, the process redesign numbers were escalated at 4% annually for Labor, A&G, Capital Recovery and Costs. A 4.5% escalator was applied to O&M and fuel savings.

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undertook this approach to put the savings attainable through process redesign and merger on a comparable basis. The projected savings for ten years are set forth in Exhibit 11 which is appended to this Report.

In considering the process redesign projected savings, it is crucial to keep in mind that the process redesign effort will proceed regardless of the Board's decision to merge with one (or more) candidate or, conversely, a decision to forego merger at this time. Care should be taken to avoid the temptation to compare the savings to be gained from merging with the savings to be gained through process redesign. These savings do not represent an "either or" situation. For the most part, both the savings from the process redesign effort and the merger can be attained. Later in this Report, we discuss this concept in greater detail.

It must be noted that Monroe has spent considerable time, effort and money to develop its process redesign plan. Similarly, the savings which are projected for the process redesign have undergone the same scrutiny. The high cost associated with implementing the plan give us confidence that Monroe is extremely motivated towards attaining the goals set forth in the process redesign plan. Our merger analysis, because we were not permitted to contact merger candidates, does not contain the same level of detail as the process redesign plan.

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Additionally, there are certain differences between the projected savings for the mergers and the projected savings for the process redesign which make direct comparisons misleading. The process redesign plan does not simply utilize companies in the top quartile or, in some instances, the top decile as benchmarks. Rather, the best practices of each of these top performing companies is used to benchmark the goals to be achieved in various functions throughout the company. Just the opposite is true for our merger analysis. Because we were not able to perform the same type of detailed analysis which was performed for the process redesign, we used savings in the third and fourth quartiles for recently completed mergers. This dichotomy between the aggressive process redesign estimated savings and the conservative merger savings can be best illustrated by considering labor savings. The process redesign contemplates eliminating 400 positions, approximately 14.5% of Monroe's total workforce. By contrast, the merger analysis takes, at most, 5% of the COMBINED workforce. Additionally, before combining the workforces, we eliminated from Monroe's workforce the 400 positions slated to be eliminated by process redesign, 650 nuclear employees and 200 employees associated with non-utility operations. Had the merger analysis projected savings using the same aggressive 14.5% workforce reduction assumption utilized in the process redesign, savings for the labor category would have increased dramatically. For example, even after eliminating the 1,250 positions referenced above,

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Washington/Monroe projected labor savings would have increased from $140 million to approximately $263 million.

The A&G estimates are similarly aggressive. For example, on a stand-alone basis, the process redesign effort produces almost $42 million in ten-year savings. The Washington merger predicts savings for the combined company of approximately $64 million for this same ten year analysis. Assuming these savings are equally distributed between the two companies, Monroe's share would be $32 million. Thus, the process redesign predictions are 24% more aggressive than the merger analysis numbers.

However, the predicted O&M and Fuel savings are quite comparable. This can be seen by comparing the Monroe Stand-Alone and Washington Median Case.

Although these savings categories look at similar things, the Merger analyses contain categories which are achievable solely through merger. These categories include Gas Purchases, Peak Saving, Reserve Requirement, and Market Potential. Consequently, those savings categories do not appear in the Monroe Stand-Alone table. Similarly, the Monroe Stand-Alone table contains a category called Capital Recovery Factor which represents savings from the carrying costs associated with reducing the capital budget $20 million annually. These savings are achievable only through the process redesign efforts and are thus not quantified in the Merger Savings.

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As mentioned earlier, there are substantial costs required to achieve the process redesign savings. The process redesign includes ongoing training, educational costs and amortized costs for capital improvements related to information technology centers. These high costs, however, are consistent with the aggressive nature of the predicted savings. Additionally, the realistic attitude towards these costs further indicates how seriously committed Monroe's management is to achieving these goals.

However, even though these savings estimates result from substantial work and effort, Monroe has set the bar extremely high. While it is admirable to challenge management and employees and to strive to be the best in each measurement category, the final results are not clear. Thus, although Monroe projected savings from the process redesign may be better grounded in fact than are the merger estimates, Monroe's ability to achieve ALL the savings from process redesign is somewhat uncertain.

By the same token, the merger savings also have some risk and uncertainty. Not all companies achieve the merger savings which they initially predict. However, our merger analysis acts as a screen. A detailed study involving teams from the respective merging companies would be required to achieve a higher degree of certainty.

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However, the most important thought to remember is that the process redesign and merger savings are NOT mutually exclusive. In certain circumstances, the savings categories are similar in both process redesign and mergers. Thus, it can be difficult to distinguish, when process redesign and a merger are proceeding simultaneously, whether it is the process redesign or the merger synergy which is driving the savings. There will likely be some overlap. Nevertheless, most of the savings attributable to both the process redesign and the merger savings should be recoverable. The table below shows our estimate for the savings, for each potential merger candidate, where the process redesign proceeds during the merger procedure.


- --------------------------------------------------------------------------------
              Merger    Process Redesign    1/3 Merger     Combination
            (millions)     (millions)          O/M           Savings
            -----------------------------------------------------------

Washington     502            581             (16)           1,067

Washington/    677            581             (19)           1,239
Amber

Indigo         355            581             (10)             926

Lincoln        442            581              (8)           1,015
- --------------------------------------------------------------------------------



The O&M reductions represent our best estimate as to the amount of merger savings which are redundant to the process redesign savings.


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Thus, it is clear that there are distinct savings to be attained through both process redesign and merger. In fact, as noted above, certain merger candidates may offer certain synergies which could reduce process redesign costs, increase process redesign savings, or both. Both should be pursued. The question to be resolved by this Board of Directors is whether process redesign and merger should be pursued simultaneously or whether merger should be pursued after process redesign has been implemented. There are advantages and disadvantages associated with each choice.

Both process redesign and merger can create a difficult and stressful transition for management and employees alike. It can be argued that to do both simultaneously would introduce unmanageable uncertainty into the workplace. Thus, it may be more efficient, from a personnel standpoint, to take each activity in turn. This would allow management to concentrate on the process redesign. Different merger candidates could have varying affects on the employee angst associated with change from either process redesign or merger. For example, a merger with Washington or Lincoln may offer some comfort to employees because the core, traditional utility business would remain unchanged. On the other hand, a merger with Indigo could leave Monroe as the flagship utility, firmly anchored in its community. Removing uncertainties associated with relocation, retraining or job loss might reduce employee stress.


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Further, the primary benefit to completing process redesign is to drive up earnings per share so as to create a more valuable entity by enhancing earnings prior to merging. This would increase your shareholders' value. This benefit depends upon regulators allowing shareholders to keep at least some of the savings created by the process redesign. It is conceivable that more process redesign savings can be kept by shareholders under a voluntary no rate case strategy if there is no concomitant merger. Thus, by completing your process redesign before merger, stress is reduced in the workplace, management can better focus on the process redesign and you can potentially increase Monroe's value in the market, giving Monroe more value in a future merger.

There are, however, risks involved in waiting until the completion of the process redesign. FIRST, the regulatory plan for a stand-alone plan is riskier than it is for a merger. Thus, it could be more difficult to retain the savings attained in the process redesign than it will be to retain the savings in a merger, unless the voluntary no rate case strategy works better for process redesign. Increasing share value is dependent on regulators allowing shareholders to retain these savings. Unless regulators allow shareholders to keep the savings, any potential growth in market value will be, for the most part, illusory. Additionally, with a simultaneous merger some process redesign savings could be rolled into the merger savings. This would increase the likelihood that regulators would allow shareholders to keep more of these savings because mergers immediately


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flow some synergy savings to ratepayers.  This fact encourages regulators to approve a reasonable ratepayer/shareholder sharing plan. At the very least, you need to know that this is the prevailing strategy driving several recent mergers.

SECOND, both competition and the potential stranded cost issue loom on the horizon. If shareholders are held responsible for stranded costs (or substantial portions of stranded costs) utility market value will go down.
Thus, the growth of market value engendered by the process redesign could be undermined if regulators are unable to follow through on their promises to allow utilities to recover their stranded costs. And, competition could cause further market value loss. If you believe that this is what the future holds, waiting will cause your market value to erode reducing your ability to complete a merger. Some of your potential merger partners could fair better. Others could fair worse. The relative effects will establish the role you may play in any future merger.

THIRD, waiting exposes you to the threat of a hostile take-over attempt. Needless to say, this would severely affect your ability to control Monroe's destiny. Also, the most attractive potential merger partners may not be available if merger is delayed. Options may be fewer and control over your destiny could be reduced. Waiting to merge may have a significant price

However, the argument holding the least validity for waiting is to ensure that Monroe's shareholders do not have to share the process redesign savings. This


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conclusion overlooks the process redesign benefits which can be gained through a merger. For example, if a merger partner is also undergoing process redesign, Monroe would share in those savings. Likewise, if the merger candidate had not started process redesign efforts, Monroe could benefit from applying its process redesign efforts to this fatted calf. Finally, if the merger candidate had completed its merger redesign efforts, Monroe might be able to leverage off the merger candidate's knowledge. Additionally, costs associated with process redesign, such as information systems, might be saved if the merger candidate, in its process redesign, had implemented a change which could be used by Monroe.

There is no certain answer to the merits of these pro and con arguments. The only unambiguous case would be to make Monroe's process redesign part of any argument to establish an improved exchange value, if Monroe decides to merge at this time. Such an outcome would be a way for Monroe shareholders to gain the benefits of both alternatives. It would also most likely improve the regulatory chances for the shareholders to gain a somewhat larger share of the gains because ratepayers would also share in the synergy gains.

UNDERSTANDING THE SHARE VALUE CONSEQUENCES OF MERGERS
A merger of equals takes place by exchanging the shares of each merging company for the shares of a new combined entity. Shareholder value may be enhanced by three somewhat different steps. First, a premium representing a


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greater share of the initial market value might be paid to the shareholders of one company by the shareholders of the other company. For example, let's assume that Company A has a share price of $10 per share and that there are 100 shares outstanding. Thus, the market value of A equals $1,000. Let's also assume that the second company (B) has a share price of $20 per share and also has 100 shares outstanding. Thus, the market value of Company B is $2,000.

The combined market value of A and B would equal $3,000. If the shareholders in each company retained their current market values, shareholders in Company A would own 33 1/3 percent of the combined company and the shareholders in Company B would own 66 2/3 percent of the combined company.

Now let's assume that at the time of the merger, Company B was willing to pay Company A a premium to merge. For example, A and B might agree that, after combining the two companies, the initial shareholders in Company A would own 40 percent of the new shares (not 33 1/3 percent) and the initial shareholders in Company B would own 60 percent (not 66 2/3 percent). Such an agreement means that Company A shareholders would receive new stock worth $1,200 (or 40 percent of $3,000) and Company B shareholders would receive new stock worth $1,800 (or 60 percent of $3,000).


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Such an agreement would represent a 20 percent premium for the shareholders of
Company A, or an increase from $1,000 of market value to $1,200 in market value. Shareholders in Company B, who pay the $200 premium, would accept a dilution in market value of 10 percent because their market value declines from $2,000 to $1,800.

In addition to a premium payment, a second step could affect the market value of the initial shares of both companies. As standalone companies, the market evaluates each company's dividend history, growth prospects, earnings prospects, risk, strategic plan, and perhaps more. The financial statistic which comes closest to representing the combination of these distinguishing factors is the Price/Earnings ("P/E") ratio. When two companies are merged, the market will evaluate the various factors listed above and assign a new P/E ratio to the combined entity.

Market value might be increased or decreased, relative to the initial share values of each company, based upon the relationship of the new combined P/E ratio to the weighted average P/E ratio, using as weights the initial market values of the two companies which merge. For example, suppose Company B has a P/E ratio of 12 and company A has a P/E ratio of 9. Now, suppose there is a merger of these two companies which possess the same standalone market values as used in the previous discussion, I.E., $1,000 for Company A and $2,000 for Company B.


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If there was no premium paid and the market set a new P/E ratio based upon the weighted average of the pre-existing P/E ratios, this would mean that the new company's P/E ratio is 11. (This is 2/3 of 12 plus 1/3 of 9.) However, if Company B's risk, strategy, dividend policy, etc. were positively regarded by the market, the market would give its performance a greater weight. In this situation, both groups of shareholders would receive a premium.

In this scenario if a premium had also been paid to one company, the shareholders in the company receiving the premium would receive a disproportionate share of any such P/E-related gain, and vice versa. Nevertheless, both groups of shareholders would receive some gain. This holds true unless the market sets the new P/E ratio for the merged entities at the lessor of the two initial company's P/E ratio.

The third step in determining the market value consequence for the shareholders in the two companies is related to the expected annual increase in net income (or earnings) attributable to the synergy achieved by the merger. Under the hypothetical merger between Company A and B, there would be a new company with a combined market value of $3,000 ($1,000 plus $2,000). Assume the combination was achieved by exchanging two shares of Company A for one share of Company B. This means there would be 150 shares in the new company worth $20 per share for a market value of $3,000.


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Using the weighted P/E ratio based upon initial market values, the merged company's P/E ratio would be 11. The earnings per share (EPS) would be about $1.82 ($20 per share divided by 11).

Suppose the synergy savings available to shareholders (after passing on benefits to customers, paying the costs to achieve the combination and paying taxes) equaled $27 per year or 18 CENTS per share ($27 divided by 150 shares). The new EPS would be $2.00 (or $1.82 + 18 CENTS). Applying the same P/E ratio of 11 results in a new share price of $22.00. The new combined company market value would be $3,300.

In this scenario, both groups of shareholders, due to the synergy achieved, would gain from the increased earnings. The proportionate shares would be based upon the market values used to merge the two companies. Specifically, any premium paid which changed the effective market values of the two companies, would affect the allocation of synergy gains for relative shares of both groups of shareholders.

SOME SPECIFIC MONROE ANALYSIS
In Exhibit 12 which is appended to this Report, sensitivity analyses are performed using the concepts just described for a potential combination of Monroe and Washington. And, Exhibit 13 contains similar sensitivity analyses


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for a three way merger between Monroe, Washington and Amber.  The companies have
1995 financial data as detailed in Table I, which follows, for the pre-exchange conditions. Based upon this current information, Washington has a market value of about $874.1 million and Monroe has a market value of about $728.3 million, for a combined $1,602.4 million. These respective initial shares are about 54.5 percent and 45.5 percent. The initial P/E ratios are 12.91 for Washington and
11.26 for Monroe. The P/E ratios are based on estimated 1995 earnings. The weighted average P/E ratio is about 12.16. Similar statistics for a three way merger are also shown.


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

                                       TABLE I
                        SHAREHOLDER VALUE SENSITIVITY ANALYSIS



                                                    TWO-WAY
                   ------------------------------------------------------------------------
                    INITIAL VALUE      PERCENT SHARE       P/E RATIOS            INITIAL
                     ($ Million)                                               STOCK PRICE
- --------------------------------------------------------------------------------------------
WASHINGTON              $874.10             54.5%               12.91               $28.50
MONROE                  $728.28             45.4%               11.26               $25.50
- --------------------------------------------------------------------------------------------
TOTALS                $1,602.38            100.0%               12.16*                  NA

- --------------------------------------------------------------------------------------------



                                                   THREE-WAY
                   ------------------------------------------------------------------------
                    INITIAL VALUE      PERCENT SHARE       P/E RATIOS            INITIAL
                     ($ Million)                                               STOCK PRICE
- --------------------------------------------------------------------------------------------
WASHINGTON              $874.10             47.2%               12.91               $28.50
MONROE                  $728.28             39.3%               11.26               $25.50
AMBER                   $251.06             13.5%               12.62               $26.25
- --------------------------------------------------------------------------------------------
TOTALS                $1,853.44            100.0%               12.22*                  NA

- --------------------------------------------------------------------------------------------


*Weighted average


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

A total of 12 separate sensitivity analyses were run for the potential two way mergers. Each analysis varies the key variables identified above. Thus,
Exhibit 12 utilizes both an exchange ratio of 1.034 (representing 53% for Washington and 47% for Monroe) and an exchange ratio of 1.000 (representing the current 54.5% for Washington and 45.5% for Monroe). Then, the P/E ratios and savings totals are varied to complete the analysis. Thus, each case represents a separate scenario with a different exchange ratio, P/E ratio and savings total.

To summarize, the assumptions contained in Exhibit 12 are as follows:



- -------------------------------------------------------------------------------------
                             Exchange Ratio           P/E Ratio           Savings
                            --------------------------------------------------------
Exhibit 12, page 1-2              1.000                 12.16               7.6
Exhibit 12, page 3-4              1.000                 11.26               7.6
Exhibit 12, page 5-6              1.000                 12.91               7.6
Exhibit 12, page 7-8              1.000                 12.16              15.2
Exhibit 12, page 9-10             1.000                 11.26              15.2
Exhibit 12, page 11-12            1.000                 12.91              15.2
Exhibit 12, page 13-14            1.034                 12.16               7.6
Exhibit 12, page 15-16            1.034                 11.26               7.6
Exhibit 12, page 17-18            1.034                 12.91               7.6
Exhibit 12, page 19-20            1.034                 12.16              15.2
Exhibit 12, page 21-22            1.034                 11.26              15.2
Exhibit 12, page 23-24            1.034                 12.91              15.2
- ------------------------------------------------------------------------------------


Thus in the sensitivity analyses, two different exchange values for Monroe and Washington are compared. Also, three ratios are compared. These are


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respectively 11.26, 12.16 and 12.91.  The low P/E ratio is a current estimate for Monroe based on 1995 estimated earnings. The high P/E ratio is a similar statistic for Washington. The middle P/E ratio is a weighted average using current pre-merger market valuations for weights. And two different cases for sharing the synergy benefits between shareholders and customers are compared.

Recall that for a Monroe/Washington merger, the average annual savings will total approximately $50 million or about $500 million for ten years. Please refer to Exhibit 7, appended to this Report, for a detailed breakdown. In the conservative case, the customers receive all the fuel, gas purchase and generation savings. The remainder is split 50/50 between shareholders and customers. The government also takes about 40 percent of the shareholder share in taxes. The result is about $7.6 million per year average increase in net income for shareholders.

In a more aggressive case, we double the synergy savings which go to shareholders and deduct the government's 40 percent in taxes. The result is about a $15.2 million per year average increase in net income for shareholders.

The results of these various sensitivity analyses are shown in Table II. As the conceptual discussion suggests, these various factors affect shareholders' value


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for the merged companies.  The most likely outcome, based upon our experience with other mergers and the conservative nature of most of this analysis, would probably be represented by the cases shown in results columns (3) and (5). These correspond to increases in share prices or values of about 12.0% to 12.8% for each company if no premium is paid to Monroe. And, for comparison, if Monroe were to receive a 47/53 split, Monroe's gain would be about 15.8% to 16.6%.


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


                                       TABLE II
                            PERCENT CHANGE IN MARKET VALUE



- --------------------------------------------------------------------------------------------------------------
                                                                     INCREASED NET INCOME
COMPANY       PRE-MERGER          FINAL               Conservative Synergy          More Optimistic Synergy
             MARKET VALUE       OWNERSHIP              $7.6 million/year              $15.2 million/year
              $MILLIONS           SHARE                 (1)       (2)     (3)       (4)      (5)        (6)
                                                 P/E=  11.26     12.16    12.91    11.26    12.16       12.91
- --------------------------------------------------------------------------------------------------------------
Washington     $874.10             54.5%                (1.6)%      6.2%   12.8%      3.7%    12.0%      18.9%
Monroe         $728.28             45.5%                (1.6)%      6.2%   12.8%      3.7%    12.0%      18.9%
TOTALS       $1,602.38            100.0%

- --------------------------------------------------------------------------------------------------------------

Washington     $874.10             53.0%                (4.4)%      3.2%    9.6%      0.8%     8.8%      15.6%
Monroe         $728.28             47.0%                 1.7%      9.9%   16.6%      7.3%    15.8%      23.0%
TOTALS       $1,602.38            100.0%
- --------------------------------------------------------------------------------------------------------------



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

Another alternative has also been discussed. This would involve a three-way merger with Amber. One option would be for the two principal merger candidates to pay an initial premium of ten percent to Amber. The current market value of Amber is about $251 million, or $26.25 per share for 9,564,287 shares. A ten percent premium for Amber is about $25 million. This would reduce the value for Monroe and Washington in the synergy calculations discussed in the previous sensitivity analysis.

However, offsetting these reductions is the fact a three-way saving would produce about $676,802,000 in synergy gains as compared to a two-way merger which would produce about $502,027,000. Using the conservative split between shareholders, ratepayers and tax collectors, this merger would yield an additional $2.3 million over the $7.6 million from the two-company merger.
Using a P/E ratio of 12 would yield about $28 million in additional market value. This yields about $233 million in increased market value for the three shareholder groups when compared to the two-way merger. For the more aggressive case, the increment in market value would be about twice this amount and thus would effectively cancel much of the premium paid for Amber.

The consequence for each group of initial shareholders would depend upon the allocation of new shares, I.E., ownership in the combined company. The split of


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ownership between the three firms would depend upon how any premium paid for
Amber was split between Monroe and Washington. Table III shows some potential options.

Table III presents three exchange scenarios for the three way merger between Monroe, Washington and Amber. In the first case, Monroe and Washington share the cost of a 10% premium paid to Amber in proportion to their pre-merger market values; 45.5% for Monroe and 54.5% for Washington. In the second case, the Monroe/Washington merger is formed on a 53/47 basis. Here, the cost of Amber's premium is shared on the basis of this 53/47 split. In the third case Washington pays a 10% premium to Amber and a 3.4% premium to Monroe. Table III is presented below.


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                                      TABLE III
                       COMPARING A TWO-WAY AND THREE-WAY MERGER



                                              TWO-WAY RESULTING IN A 53/47 SPLIT
                   --------------------------------------------------------------------------------
                    INITIAL MARKET     OWNERSHIP      NEW MARKET          NEW SHARE      PERCENT
                        VALUE            SHARE          VALUE                            CHANGE
- ----------------------------------------------------------------------------------------------------
WASHINGTON              $874.10             54.5%     $  849.33              53          (2.8)%
MONROE                  $728.28             45.5%     $  753.04              47          +3.4 %
- ----------------------------------------------------------------------------------------------------
TOTALS                $1,602.38            100.0%     $1,602.37              100          NA

- ----------------------------------------------------------------------------------------------------



                                              THREE-WAY UNDER THREE APPROACHES
              ---------------------------------------------------------------------------------------------------------
              PAY 10% TO AMBER AND SPLIT 54.5/45.5   SPLIT 53/47 AND PAY 10% TO AMBER   PAY AMBER 10%, PAY MONROE 3.4%
              ------------------------------------   --------------------------------   ------------------------------
                    NEW MARKET         OWNERSHIP      NEW MARKET          OWNERSHIP      NEW MARKET          OWNERSHIP
                      VALUE              SHARE          VALUE               SHARE          VALUE               SHARE
- ------------------------------------------------------------------------------------------------------------------------
WASHINGTON              $716.87             38.7%      $741.24              40.0%          $753.04             40.6%
AMBER                   $276.17             14.9%      $276.17              14.9%          $276.17             14.9%
MONROE                  $860.40             46.4%      $836.03              45.1%          $824.23             44.5%
- ------------------------------------------------------------------------------------------------------------------------
TOTALS                $1,853.44            100.0%    $1,853.44             100.0%        $1,853.44            100.0%

- ------------------------------------------------------------------------------------------------------------------------



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In Table IV, the three way mergers are compared for the more likely cases as described in the two way analysis. These results are based upon the detailed cases found in Exhibit 13. Under these cases, Monroe could expect gains in the 11.8% to 14.4% range.


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

                                       TABLE IV
                            PERCENT CHANGE IN MARKET VALUE



- --------------------------------------------------------------------------------------------------------------

COMPANY       PRE-MERGER          FINAL               Conservative Synergy          More Optimistic Synergy
             MARKET VALUE       OWNERSHIP              $9.9 million/year              $19.8 million/year
              $MILLIONS           SHARE                       (1)                             (2)
                                                 P/E=        12.91                           12.22
- --------------------------------------------------------------------------------------------------------------
Washington     $874.10             47.2%                     13.0%                           13.5%
Monroe         $728.28             39.3%                     13.0%                           13.5%
Amber          $251.06             13.5%                     13.0%                           13.5%
TOTALS       $1,853.44            100.0%

- --------------------------------------------------------------------------------------------------------------

Washington     $874.10             45.1%                      8.1%                            8.5%
Monroe         $728.28             40.0%                     15.0%                           15.5%
Amber          $251.06             14.9%                     24.3%                           24.8%
TOTALS       $1,853.44            100.0%
- --------------------------------------------------------------------------------------------------------------




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Similar analysis can be performed for different exchange rates, synergy saving calculations and market acceptance. Other merger alternatives may be similarly compared. A standalone case based upon similar shareholder/ratepayer splits and differences in timing of various options can also be made. We conclude that analyzing shareholder consequence has a number of important steps.

CONCLUSION
The Board finds itself in a position that is both difficult and enviable. It has before it a menu which includes both a process redesign effort which will likely realize average annual savings of $59 million per year and a slate of worthy merger candidates. Each of these mergers will likely result in additional average annual savings of between $35 and $67 million dollars per year.

The Board's easiest decision is allowing the process redesign effort to proceed. The more difficult decision is whether to proceed with a merger during the process redesign or to wait until the redesign effort has been fully implemented. This Report has discussed the pros and cons associated with waiting. This Board's vision of the electric industry's future will largely shape this decision.

Then, if the Board decides to pursue a merger candidate, it will face its most difficult decision; choosing its merger partner. As we have discussed at length,


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all the prospective partners analyzed here are attractive.  All the potential mergers should attain substantial savings which might enhance shareholder value. Similarly, all merger candidates will create a much larger company which attains or gets closer to the critical mass which will be required to survive in future competitive markets. However, there are substantial differences between the potential candidates that transcend the total savings which might be attained through the respective mergers. Thus, the Board must decide which of the potential partners possesses a strategic vision that is the most closely aligned with their own vision of the electric industry's future. This analysis may be just as important as analyzing the dollars to be saved.


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